Exhibit 99.1(C)

EXHIBIT C

SHARE AND ASSET PURCHASE AGREEMENT

THIS SHARE AND ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of April 4, 2019, is made and entered into by and among (i) Safe-T Group Ltd., a public company organized under the laws of the State of Israel (the “Purchaser”), (ii) NetNut Ltd., a corporation organized under the laws of the State of Israel (the “Company”), (iii) DiViNetworks Ltd., a corporation organized under the laws of the State of Israel (“DIVI”) and (iv) the parties listed on Schedule A, being all of the shareholders of the Company, beneficially and/or of record (individually, a “Shareholder”, and collectively the “Shareholders”). Each of the Purchaser, the Company, DIVI and the Shareholders may also be referred to herein, individually, as a “Party”, and collectively, as the “Parties”.

Unless otherwise expressly defined herein or the context otherwise require, the capitalized terms used, but not defined in this Agreement shall have the meanings set forth in Exhibit A hereto.

WHEREAS, the Company is engaged in the business of the development, marketing and sale of business proxy network software and services (the “Business”); and

WHEREAS, the Shareholders own, beneficially and of record, all of the issued and outstanding share capital of the Company, and the Purchaser wishes to purchase, and the Shareholders wish to sell, all of the issued and outstanding share capital of the Company, comprised of ordinary shares and Series A ordinary shares, par value NIS 0.01 each (the “Shares”), upon the terms and conditions set forth in this Agreement; and

WHEREAS, DIVI wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the DIVI, certain assets as specified herein;

NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

1. SALE AND PURCHASE OF SHARES

1.1.	Sale and Purchase of Shares. Subject to the terms and conditions set forth in this Agreement and in reliance upon the representations and warranties herein set forth, at the Closing, each of the Shareholders shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase from each of the Shareholders, all of their rights, title and interest in and to the share capital of the Company owned by each of the Shareholders, with the number of Shares owned by each Shareholder set forth opposite such Shareholder’s name under the columns entitled “Shares” on Schedule A, free and clear of any and all Encumbrances, other than the Pledge, as hereinafter set forth.

1.2.	Shares Purchase Price. The aggregate purchase price for the Shares shall be up to USD $ 8,400,000 (the “Aggregate Shares Purchase Price”), subject to adjustment as set forth in Section 1.4 and Section 6. The Aggregate Shares Purchase Price shall consist of, and each Shareholder shall receive its or his Shareholder’s Portion of Purchase Price set forth opposite its or his name on Schedule A, of the following aggregate amounts:

1.2.1.	The amount in U.S. dollars equal to USD $ 3,400,000 (the amount actually due and payable to the Shareholders pursuant to this Section 1.2.1 - the “Initial Share Purchase Price”). The Initial Share Purchase Price shall be paid as follows:

1.2.1.1.	The amount of USD $ 1,614,742.27 payable at Closing in immediately payable funds (the “Cash Amount”); provided that the Down Payment Amount shall be paid in accordance with the provisions of Section 1.6 below; and

1.2.1.2.	An amount equal to USD $ 175,257.73 payable at Closing to Escrow Agent (as defined below) on account of the Escrow Amount (as defined below), in immediately payable funds;

1.2.1.3.	The amount of USD $ 1,360,000, payable at Closing in ordinary shares of the Purchaser (the “Initial Consideration Shares”), issued at a per share price equal to the average price of the Purchaser’s shares on Tel Aviv Stock Exchange Ltd. (the “TASE”) for the thirty (30) trading days immediately prior to the date hereof (the “Initial Consideration PPS”), i.e. 24,347,410 ordinary shares of the Purchaser; and

1.2.2.	Up to Five Million U.S. Dollars (USD $5,000,000) in contingent consideration (the “Earn-Out”), which shall be paid and distributed to the Shareholders upon the Company achieving certain revenue milestones in 2019. The amount of the EarnOut payable to the Shareholders shall be determined as follows: (i) for every One U.S. Dollar (USD $1.00) of revenue that the Company earns in 2019 that is in excess of an amount of Two Million Two Hundred and Two Thousand Four Hundred and Forty Seven U.S. Dollars (USD $2,202,447) up to the amount of Four Million U.S. Dollars (USD $4,000,000), the Purchaser shall pay to the Shareholders One U.S. Dollar and Sixty Six Cents (USD $1.66) in additional consideration; and (ii) for every One U.S. Dollar (USD $1.00) of revenue that the Company earns in 2019 that is in excess of an amount of Four Million U.S. Dollars (USD $4,000,000) the Purchaser shall pay to the Shareholders Two U.S. Dollar (USD $2.00) in additional consideration, all up to a maximum aggregate amount of Five Million U.S. Dollars (USD $5,000,000) (the actual amount to be paid to the Shareholders pursuant to the provisions of this Section 1.2.2 – the “EarnOut Amount”). For the purposes of this Section 1.2.2, the revenues for 2019 shall be as indicated in the Company’s 2019 audited financial statements (the “2019 Financial Statements”) prepared in accordance with IFRS and the Company’s past practice, as specified in Exhibit 1.2.2.

1.3.	EarnOut

1.3.1.	Method of payment. No later than thirty (30) days following the date of 2019 Financial Statements, which shall be prepared by no later than March 20, 2020, the Purchaser shall pay the EarnOut Amount to the Shareholders in immediately available funds, provided that the Purchaser, at its sole discretion, may elect to pay up to fifty percent (50%) of the EarnOut Amount, in ordinary shares of the Purchaser (the “EarnOut Shares”; Initial Consideration Shares, the Assets Consideration Shares (as defined below) and EarnOut Shares, collectively – “Consideration Shares”), provided that in any event the amount of the EarnOut Shares shall not exceed 44,756,273. The EarnOut Shares shall be issued, if issued, within thirty (30) days following the date of 2019 Financial Statements, which shall be prepared by no later than March 20, 2020, calculated at a per share price equal to the Initial Consideration PPS. If and when the EarnOut Shares are issued to the Shareholders pursuant with the foregoing, the Company shall deliver to its registration company, Registration Company of Bank Hapoalim Ltd. (the “Registration Company”), with a copy to the Shareholders, all the documents and information needed in order to deposit the EarnOut Shares in the Shareholders accounts (which details shall be provided by the Shareholders to the Company in writing no later than three (3) days prior to the date of such deposit), so that the Registration Company shall register such deposit (according to allocation between the Shareholders as provided in Schedule A hereto).

1.3.2.	Security. To secure the obligation to pay the EarnOut Amount, the Purchaser shall execute and deliver to the Shareholders upon the Closing a pledge agreement substantially in the form attached as Exhibit 1.3.2 hereto (the “Pledge Agreement”), whereby the Purchaser shall grant to the Shareholders the first security interest and pledge in 30% of the Shares (the “Pledge”). After the payment of the EarnOut Amount pursuant to Sections 1.2.2 and 1.3.1 above, the obligations of the Purchaser under this Section 1.3.2 shall cease and the Pledge shall be removed. For this purpose, upon the Closing the Shareholders shall irrevocably instruct the Escrow Agent, and deposit with him, any and all instruments required to remove the Pledge in accordance with the applicable law, including an appropriate notice to the Israeli Registrar of Companies duly signed by all the Shareholders, all as set forth in the Escrow Agreement.

1.3.3.	Without derogating from the provisions of Sections 11.4, 11.5 and 11.6 hereof and the understandings and expectations of the Parties as reflected in Section 1.2.2 hereof, as of the Closing Date and up to December 31, 2019, the Purchaser shall (i) operate the Company in the ordinary course, in a manner consistent with the Company's past practices and in accordance with the Budget (as defined below); and (ii) maintain separate books and records of the Company, so as to make calculation of the Company’s 2019 revenues feasible and verifiable.

1.3.4.	Subject to the foregoing and the terms of the Pledge Agreement, this Agreement shall impose no restrictions on the operation of the Business by the Purchaser or the Company following the Closing or on the operations, business or activities of the Purchaser following the Closing.

1.4.	Adjustment to Initial Share Purchase Price.

The Initial Share Purchase Price shall be increased or decreased on a dollar-for-dollar basis as follows: (i) increased by the amount by which the Closing Working Capital is greater than Zero U.S. Dollars (USD $0), (ii) decreased by the amount by which the Closing Working Capital is less than Zero U.S. Dollars (USD $0), and (iii) decreased by the amount of any Debt of the Company, as of the Closing Date. The Initial Share Purchase Price was computed based on the assumption that the Closing Working Capital decreased by the amount of any Debt of the Company as of the Closing Date, is equal to Zero U.S. Dollars (USD $0) ((i) or (ii), and (iii), the “Adjustment Amount”)). Section 6 sets forth the process for determining and effecting any necessary adjustments to the Initial Share Purchase Price resulting from the Closing Working Capital.

1.5.	Registration of the Initial Consideration Shares, Assets Consideration Shares and the EarnOut Shares. Within 90 days following the Closing Date, the Purchaser shall file with the U.S. Securities Exchange Commission (the “SEC”) one registration statement with respect to the Initial Consideration Shares, the EarnOut Shares and the Assets Consideration Shares to be issued by the Purchaser hereunder, and shall use best efforts to have such registration statement declared effective as promptly as practicable. A draft of such registration statement shall be provided to the Representative, no later than 75 days following the Closing, along with the proxy statement relating to the shareholders meeting to be held in connection therewith and shall be in form and substance reasonably acceptable to the Parties. The Purchaser shall use best efforts to keep the registration statement continuously effective until the earlier of (i) the date after which all of the securities to be registered thereunder have been sold, or (ii) the date on which all the securities to be registered thereunder may be sold without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 under the Securities Act. Any costs arising out of or in connection with the foregoing shall be borne by the Purchaser. For the avoidance of any doubt, with respect to the EarnOut Shares the number of shares to be registered shall be 44,756,273 ordinary shares of the Purchaser, being the quotient of 50% of the Earnout Amount divided by the Initial Consideration PPS.

1.6.	Down Payment.

1.6.1.	Within three (3) Business Days following the date hereof, the Purchaser shall deposit with the Company the sum of Two Hundred and Fifty Thousand U.S. Dollars ($250,000) in available funds (the “Down Payment Amount”), on account of the Cash Amount. The Company shall deposit the Down Payment Amount in a bank account, separate from any other accounts and funds, and in any event shall not utilize the Down Payment Amount for any purpose whatsoever prior to the Closing. Upon the Closing, the Company shall distribute the Down Payment Amount to the Shareholders, in accordance with each Shareholder’s portion of the Down Payment Amount set forth opposite its or his name on Schedule A.

1.6.2.	In the event that the Contemplated Transactions do not close before or upon the Closing Date (as defined below), unless the sole reason for not closing is due to the Company’s and/or Shareholders’ and/or DIVI’s failure to make the deliveries set forth in Section 3.2.2 through Section 3.2.4, the Down Payment Amount, as well as any interest accrued thereon, shall be deemed to constitute a convertible loan provided to the Company by the Purchaser, and, at the Company’s sole discretion, shall within three (3) Business Days following the Closing Date be either (i) repaid by the Company to the Purchaser in full, or (ii) converted into 3,222 Company’s shares, at a price per share of $ 77.6, reflecting the Company’s pre-money valuation equal to $9,700,000.

1.6.3.	Notwithstanding the foregoing, in the event that either of Company, the Shareholders or DIVI fails to make the deliveries set forth in Section 3.2.2 through Section 3.2.4, the Company shall repay the Down Payment Amount to the Purchaser within three (3) Business Days following the Closing Date.

2. SALE AND PURCHASE OF ASSETS

2.1.	Purchase and Sale of Assets.

2.1.1.	On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Purchaser shall purchase, acquire and accept from DIVI, and DIVI shall sell, transfer, assign, convey and deliver to the Purchaser all of DIVI’s right, title and interest in, to and under the Purchased Assets, free and clear of any and all Encumbrances, excluding any Encumbrances that materialize following the Closing.

2.1.2.	The aforementioned assignment does not include assignment or transfer of any of DIVI liabilities, and the Purchaser does not and shall not assume or otherwise be responsible for any liabilities of DIVI, direct or indirect, including but not limited to any indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement on behalf of any party, whether accrued, absolute, contingent, matured, unmatured or other, including any liability or obligation with respect to any employee or former employee of DIVI.

2.2.	Assets Purchase Price. In consideration for the sale, delivery, transfer and assignment of the Purchased Assets pursuant to Section 2.1 above, at Closing the Purchaser shall pay DIVI an aggregate amount equal to USD $ 6,300,000 (the “Assets Purchase Price”). The Assets Purchase Price shall be paid as follows:

2.2.1.	An amount equal to USD $ 3,455,257.73 payable at Closing to DIVI in immediately payable funds;

2.2.2.	An amount equal to USD $ 324,742.27 payable at Closing to Escrow Agent on account of the Escrow Amount, in immediately payable funds;

2.2.3.	An amount equal to USD $ 2,520,000, payable at Closing in ordinary shares of the Purchaser (the “Assets Consideration Shares”), calculated at a per share price equal to the Initial Consideration PPS, i.e. 45,114,327 ordinary shares of the Purchaser.

2.3.	No Additional Consideration. For the avoidance of any doubt, if any Purchased Asset has been inadvertently omitted from Schedule C hereto, and the Company and/or the Purchaser discovers such omission at any time, whether before or after Closing, DIVI shall sell, transfer, assign, convey and deliver to the Purchaser all of its right, title and interest in, to and under such omitted Purchased Asset, free and clear of any and all Encumbrances, for no additional consideration.

2.4.	Further Conveyances. From time to time following the Closing, DIVI and Purchaser shall execute, acknowledge and deliver all such further conveyances, notices, assumptions and releases and such other instruments, and at Purchaser’s expense and request shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and its successors or assigns, all of the rights, titles and interests intended to be conveyed to Purchaser hereunder.

2.5.	Proprietary Information and Confidentiality.

Without derogating from any other provisions of this Agreement, including the Schedules and Exhibit hereto, DIVI hereby confirms and undertakes as follows:

2.5.1.	DIVI is aware that the Purchased Assets being sold, transferred and assigned to the Purchaser hereunder (the “Transferred Confidential Information”) shall be deemed to be and shall constitute confidential and proprietary information of the Purchaser.

Transferred Confidential Information shall not include, information which: (i) is publicly available at the time of disclosure; (ii) becomes public domain after disclosure through no act of DIVI or its assigns in breach hereof. In addition, the provisions herein shall not apply to the extent DIVI is required to disclose information pursuant to a court order or under any applicable law.

2.5.2.	At all times from the date hereof and for 4 years thereafter, DIVI shall keep in confidence and trust all the Transferred Confidential Information, and any part thereof, and will not use or disclose it and/or make it available, directly or indirectly, to any third party without the prior written consent of the Purchaser. DIVI shall exercise a reasonable degree of care in safeguarding the Transferred Confidential Information against loss, theft or other inadvertent disclosure and in any event a standard no less than the degree of care it applies to its own confidential information and take all reasonable steps necessary to ensure the confidentiality thereof.

2.5.3.	The provisions of this Section 2.5 shall remain in full force and effect at all times after the Closing in accordance with its terms.

2.6.	Non-Competition.

2.6.1.	As an inducement for the Purchaser to consummate the transactions set forth in this Agreement, DIVI agrees that for a period of 4 years following the Closing Date, it shall not engage, own, manage, operate, control or otherwise participate in, or be connected as an owner, partner, principal, creditor, salesman, guarantor, advisor, or have any financial interest in, or acquire any right to share in the profits of, or render services or advice to, any business or Person whose products, services or activities compete with the Business anywhere within the world.

2.6.2.	DIVI acknowledges that the provisions of this Section 2.6 and the period of time, scope and type of restrictions on DIVI’s activities set forth herein are reasonable and necessary for the protection of the Purchaser, which is paying substantial monies and other benefits to DIVI, and are an essential inducement to Purchaser’s entering into and performing this Agreement. DIVI further acknowledges that any breach or threatened breach of the covenants contained in this Section 2.6 may cause the Purchaser material and irreparable damage, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will likely be inadequate. Accordingly, to the extent permitted by applicable law, Purchaser shall, in addition to all other available rights and remedies, be entitled to seek specific performance and injunctive relief in respect of any breach or threatened breach of this covenant, without being required to post bond or other security and without having to prove the inadequacy of the available remedies at law.

2.7.	Right of Review. Subject to and commencing as of the Closing Date and execution of DIVI’s standard confidentiality undertaking, DIVI shall grant the Purchaser a worldwide, nonexclusive, irrevocable during the term thereof, non-transferrable (except to the Purchaser’s Affiliates) right to review any current or then existing know-how, intellectual property and technology to enable Purchaser to consider commercial viability of the same, for a period ending upon the first year anniversary of the Closing Date.

3. CLOSING

3.1.	Closing. On the basis of the representations, warranties and covenants contained herein, and subject to the terms and conditions hereof, the closing of the purchase and sale of the Shares and Assets provided for in this Agreement (the “Closing”) shall take place remotely by exchange of documents and signatures, on May 13, 2019, or at such other time and place as the Parties shall mutually agree in writing, but in any event no later than June 24, 2019 (the “Closing Date”).

3.2.	Transactions at the Closing. At the Closing, the following shall occur (it being clarified that any exhibits and schedules that are not attached to this Agreement as of the date hereof, shall have been in form and substance reasonably satisfactory to the counsels of the Parties):

3.2.1.	The Purchaser shall make the following deliveries:

3.2.1.1.	to the Shareholders and the Company, true and correct copy of the resolution of the Purchaser’s board of directors, approving (i) the entering into, execution, delivery and performance of this Agreement, including any exhibits, schedules and ancillary documents hereto and approving all Contemplated Transactions, and (ii) the issuance of the Consideration Shares to the Shareholders and DIVI.

3.2.1.2.	to the Shareholders and the Company, true and correct copy of the resolution of the Purchaser’s shareholders, (i) approving the entering into, execution, delivery and performance of this Agreement, including any exhibits, schedules and ancillary documents hereto and approving all the Contemplated Transactions, and (ii) the issuance of the Consideration Shares to the Shareholders and DIVI;

3.2.1.3.	to each Shareholder - payment of an amount equal to his/her/its Cash Payment per Shareholder, by wire transfer of immediately available funds pursuant to the Shareholder Wire Transfer Instructions;

3.2.1.4.	to its Registration Company, with a copy to the Shareholders or DIVI, as the case may be, all the documents and information needed in order to deposit the Initial Consideration Shares and the Assets Consideration Shares in the Shareholders accounts (which details shall be provided by the Shareholders to the Company no later than three (3) days prior to the date of such deposit), so that the Registration Company shall register such deposit (according to Schedule A);

3.2.1.5.	to the Escrow Agent, payment of an amount equal to the Escrow Amount, by wire transfer of immediately available funds (to secure indemnification and adjustment obligations as set forth herein);

3.2.1.6.	to the Shareholders and the Company, a duly executed counterpart to the Escrow Agreement;

3.2.1.7.	to the Shareholders, a duly executed counterpart to the Pledge Agreement;

3.2.1.8.	to the Shareholders and the Company, as applicable, such other documents duly executed by the Purchaser as necessary for the consummation of the Contemplated Transactions (the “Other Purchaser Documents”); and

3.2.1.9.	to DiVi, payment of the Assets Purchase Price.

3.2.2.	The Company shall make the following deliveries to the Purchaser:

3.2.2.1.	evidence of completion of the required actions and each of the consents required to be obtained from third parties to allow the completion of the transactions contemplated hereby that are identified on Schedule B (the “Required Approvals”);

3.2.2.2.	duly signed resignation letters, including a mutual release in the form attached as Exhibit 3.2.2.2 from all members of the Board of Directors of the Company (the “Board”);

3.2.2.3.	A true and correct copy of the written consent of the Company’s Board, approving, inter alia, (i) the entering into, execution, delivery and performance of this Agreement, including any exhibits, schedules and ancillary documents hereto and approving all Contemplated Transactions, and (ii) the transfer of the Shares to the Purchaser;

3.2.2.4.	A true and correct copy of the written consent of the Company’s Shareholders, approving, inter alia: (i) the entering into, execution, delivery and performance of this Agreement, including any exhibits, schedules and ancillary documents hereto and approving all the Contemplated Transactions, (ii) the transfer of the Shares to the Purchaser, (iii) the adoption of the Amended and Restated Articles of Association of the Company (the “Amended Articles”), in the form attached hereto as Exhibit 3.2.2.4; and (iv) confirming that (a) there are no outstanding rights of first refusal, co-sale or other similar rights triggered by Contemplated Transactions or by this Agreement, including any exhibits, schedules and ancillary documents attached hereto; and (b) no Shareholder owns or has rights to or has been promised to purchase from, or be issued or granted by, the Company any securities of the Company or any rights to purchase or be issued or granted any securities of the Company, other than the Shares.

3.2.2.5.	a duly executed counterpart to the Escrow Agreement;

3.2.2.6.	duly signed employment agreements with the persons listed in Exhibit 3.2.2.6 hereto (the “Key Employees”), conditioned upon and effective as of the Closing Date, in the forms attached hereto as Exhibits 3.2.2.6A-B;

3.2.2.7.	The audited financial statements of the Company covering the fiscal years ended December 31, 2017 and 2018 (collectively, the “Financial Statements”);

3.2.2.8.	evidence of payment to each Shareholder of an amount equal to his/her/its portion of Down Payment Amount, by wire transfer of immediately available funds pursuant to the Shareholder Wire Transfer Instructions;

3.2.2.9.	A true and correct copy of the Company’s shareholders register evidencing the transfer of Shares to the Purchaser, certified by the Company’s Chief Executive Officer, attached hereto as Exhibit 3.2.2.9.

3.2.3.	As applicable, the Shareholders shall (with each Shareholder being responsible for its shares) make the following deliveries to the Purchaser (or, as applicable, for the benefit of the Purchaser):

3.2.3.1.	Share transfer deeds representing all of the Shares set forth under the column entitled “Shares” on Schedule A, duly signed by each Shareholder;

3.2.3.2.	a mutual release in the form of Exhibit B executed by the Company and each Shareholder;

3.2.3.3.	duly executed counterpart to the Pledge Agreement;

3.2.3.4.	duly executed counterpart to the Escrow Agreement; and

3.2.3.5.	a Non-Competition agreement in the form of Exhibit C duly executed by each such Shareholder (the “Non-Competition Agreement”) (the deliveries set forth in Section 3.2.3, the “Other Shareholder Documents”).

3.2.4.	DIVI shall make the following deliveries to the Purchaser:

3.2.4.1.	A true and correct copy of the written consent of DIVI’s board of directors and the resolution of DIVI’s shareholders, approving the sale and transfer of the Purchased Assets to the Purchaser pursuant to the provisions herein;

3.2.4.2.	evidence of removal of any and all charges, pledges or attachments on the Purchased Assets, existing as of the date hereof;

3.2.4.3.	duly executed counterpart to the Escrow Agreement; and

3.2.4.4.	Duly signed documents required to transfer title to and all rights in the Purchased Assets to the Purchaser.

3.3.	Escrow.

3.3.1.	An amount equal to Five Hundred Thousand U.S. Dollars (USD $500,000) (the “Escrow Amount”), paid pursuant to Sections 1.2.1.2 and 2.2.2, shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement to be entered into among the Escrow Agent, the Purchaser and the Shareholders at Closing (the “Escrow Agreement”)

3.3.2.	The Escrow Amount shall be deposited with the Escrow Agent and held in accordance with the provisions of the Escrow Agreement, until the later of the following to occur: (i) twelve (12) month anniversary of the Closing Date, or (ii) the date on which 2019 Financial Statements are executed (such deposit period - the “Holdback Period”) for the purposes of partially securing and satisfying the Adjustment Amount owed to the Purchaser pursuant to Section 6 and the indemnification obligations set forth in Sections 12 and 13. The Escrow Amount shall be allocated among or withheld from the Shareholders pro rata based on amounts set forth opposite its or his name on Schedule A (as to each Shareholder, its “Escrow Amount Portion”). Within five Business Days following the last day of the Holdback Period, the Shareholders shall be paid out of the Escrow Amount, their respective Escrow Amount Portion then remaining, reduced by (i) the amount (if any) subject to unresolved claims for indemnification by the Purchaser pursuant to Section 6 of this Agreement related to the Adjustment Amount or for claims set forth in Indemnity Notices validly delivered on or prior to the last day of the Holdback Period but not resolved as of such date; provided that (a) the amounts reduced for claims set forth in Indemnity Notices regarding which the Purchaser Indemnitee has filed a statement of claim in an authorized court of law not later than 3 months after the lapse of the Holdback Period shall be held in escrow until an unappeallable judgment in such claim shall have been obtained, and (b) the amounts reduced for claims set forth in Indemnity Notices regarding which the Purchaser Indemnitee has not filed a statement of claim within the aforesaid 3 month period, shall be paid to the Shareholders upon the lapse of such period; and (ii) the amount (if any) paid to the Representative for expenses incurred in accordance with this Agreement.

4. ISSUANCE OF CONSIDERATION SHARES

4.1.	Each Shareholder shall deliver and/or procure the delivery to the Purchaser of any information or document with respect of the Shareholder, required, if so required, under any applicable laws and regulations to be filed by the Purchaser with the Israel Securities Authority, TASE and/or the SEC and Nasdaq, all in substance and form to the reasonable satisfaction of the Purchaser.

4.2.	From time to time, pursuant to the provisions hereof, the Purchaser shall deliver to its registration company (the “Registration Company”), with a copy to each Shareholder, all the documents and information needed in order to deposit the applicable portion of the Consideration Shares in the Shareholder’s account(s) (which details shall be provided by a Shareholder to the Purchaser prior to the Closing Date, which shall be contingent thereon), so that the Registration Company shall register such deposit and the Consideration Shares shall be listed for trading on the TASE

4.3.	The Purchaser shall report all the reports required from the Purchaser under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) and under the applicable U.S. securities laws, in connection with the Contemplated Transactions and the offer, listing and sale of the Consideration Shares and shall bear all expenses associated therewith.

4.4.	Listing of Consideration Shares for Trading and Lock-Up.

4.4.1.	Each Shareholder hereby acknowledges and is aware that upon issuance thereof in accordance with the provisions of this Agreement, the Consideration Shares will be subject to restrictions on resale set forth in Section 15C of the Israeli Securities Law and the Securities Regulations (Details Regarding Sections 15A to 15C of the Law), 2000 (collectively, the “Securities Law”). Each Shareholder hereby acknowledges that the Purchaser accepts no responsibility for Shareholder’s compliance with its lock-up period requirements.

4.4.2.	The Parties hereby acknowledge and are aware that the Consideration Shares, if and when converted into American Depositary Shares (“ADS”), or if otherwise disposed in the United States or to a U.S. person, may only be disposed of in compliance with respective U.S. state and U.S. federal securities laws.

4.4.3.	Without derogating from the provisions of Section 1.5 herein and Purchaser’s obligations thereunder, the Parties further acknowledge and are aware that the Consideration Shares may only be disposed of in compliance with respective U.S. state and U.S. federal securities laws. In connection with any transfer of Consideration Shares other than pursuant to an effective registration statement, the Purchaser may require the transferor thereof to provide to the Purchaser an opinion of counsel selected by the transferor and reasonably acceptable to the Purchaser, the form and substance of which opinion shall be reasonably satisfactory to the Purchaser, to the effect that such transfer does not require registration of such transferred Consideration Shares under the Securities Act of 1933, as amended (the “Securities Act”).

4.4.3.1.	If the Consideration Shares are converted into ADSs, the Subscriber agrees to the imprinting, so long as required by this Section 4.4.3, of a legend on any such ADSs in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

4.4.3.2.	Certificates evidencing the Consideration Shares shall not contain any legend (including the legend set forth in Section 4.4.3.1 hereof): (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Consideration Shares pursuant to Rule 144, (iii) if Consideration Shares are eligible for sale under Rule 144, without the requirement for the Purchaser to be in compliance with the current public information required under Rule 144 as to such Consideration Shares and without volume or manner-of-sale restrictions, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). The Purchaser shall cause its counsel to issue a legal opinion to the transfer agent of the Purchaser promptly after the respective effective date of the transfer if required by the transfer agent to effect the removal of the legend hereunder.

4.4.3.3.	Each Shareholder agrees with the Purchaser that the Shareholder will sell any Consideration Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Consideration Shares are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing the Consideration Shares as set forth in this Section 4.4.3 is predicated upon the Purchaser’s reliance upon this understanding.

5. CONDITIONS TO CLOSING

5.1.	The obligations hereunder of the Purchaser to purchase the Shares and the Purchased Assets and pay the Aggregate Shares Purchase Price and Assets Purchase Price therefor is subject to the fulfillment at or prior to the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Purchaser, which waiver shall be at the sole discretion of the Purchaser:

5.1.1.	Accuracy of Company’s, DIVI’s and Shareholders’ Representations and Warranties. Each of the representations and warranties of the Company, DIVI (solely in its capacity as a seller of the Purchased Assets) and the Shareholders shall be true and correct in all material respects as of the date when made.

5.1.2.	Performance by the Company, DIVI and Shareholders. The Company, DIVI (solely in its capacity as a seller of the Purchased Assets) and the Shareholders shall have performed, satisfied and complied in all material respects, with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by them at or prior to the Closing.

5.1.3.	All Deliverables Ready. All documents and other items to be delivered to the Purchaser at the Closing as specified in Sections 3.2.2, 3.2.3 and 3.2.4 above, shall be duly executed, ready for delivery to the Purchaser, and in form attached hereto, or, if no such form is attached, in form and substance satisfactory to counsel for the Purchaser.

5.1.4.	No Legal Proceedings. No administrative agency, commission, regulatory or governmental or judicial body or any other person shall have commenced or threatened in writing (or made any determination) to commence any legal proceeding challenging, preventing, enjoining, restraining, prohibiting or otherwise making this Agreement or the Contemplated Transactions or by any other transaction document illegal, and no temporary or permanent restraining orders, injunction or other order shall have been issued by any administrative agency, commission, regulatory or governmental or judicial body which has or could have the effect of limiting or restricting the Purchaser's ownership or voting of the Shares or the Purchaser’s ownership of the Purchased Assets, nor shall there be pending or threatened in writing any suit, action or proceeding seeking the foregoing.

5.1.5.	No Material Adverse Effect. No Material Adverse Effect shall have occurred on or prior to the Closing.

5.1.6.	Required Approvals and Notices. The Company shall have obtained all the Required Approvals and all such Required Approvals shall be in full force and effect.

5.1.7.	Shareholders’ Approval. The approval of the Purchaser's shareholders to the consummation of the Contemplated Transactions shall have been obtained, and such approval shall be in full force and effect.

5.1.8.	Financing. The Purchaser shall have obtained financing (whether in the form of equity, debt, convertible debt, any combination of the above or any other form) in an aggregate amount sufficient to pay at the Closing the cash component of the Initial Share Purchase Price and the Asset Purchase Price.

5.1.9.	TASE Approval. The Purchaser shall have received the TASE's approval and authorization to the listing of Consideration Shares on TASE.

5.2.	Conditions Precedent to the Obligations of the Company and the Shareholders to Close. The obligations hereunder of the Company and the Shareholders, are subject to the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Company and the majority of interest of the Shareholders.

5.2.1.	Accuracy of the Purchaser's Representations and Warranties. Each of the representations and warranties of the Purchaser shall be true and correct in all material respects as of the date when made.

5.2.2.	Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied, in all material respects, with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing.

5.2.3.	All Deliverables Ready. All documents and other items to be delivered to the Company and/or the Shareholders and/or to DIVI, at the Closing as specified in Section 3.2.1 above, shall be duly executed, ready for delivery to the Purchaser, and in form attached hereto or, if no such form is attached, in form and substance satisfactory to counsels for the Parties.

5.2.4.	No Legal Proceedings. No administrative agency, commission, regulatory or governmental or judicial body or any other person shall have commenced or threatened in writing (or made any determination) to commence any legal proceeding challenging, preventing, enjoining, restraining, prohibiting or otherwise making this Agreement or the Contemplated Transactions or by any other transaction document illegal, and no temporary or permanent restraining orders, injunction or other order shall have been issued by any administrative agency, commission, regulatory or governmental or judicial body which has or could have the effect of limiting or restricting the Shareholder’s ownership or voting of the Consideration Shares, nor shall there be pending or threatened in writing any suit, action or proceeding seeking the foregoing.

5.2.5.	No Material Adverse Effect. No Material Adverse Effect shall have occurred on or prior to the Closing.

5.3.	If any of the conditions set forth in this Section 5 is neither satisfied nor waived by the Closing Date, each Party for whose benefit such condition must be satisfied may terminate this Agreement by notice to the other Party, in which event it shall not have any further liability to the other Parties under this Agreement and any other agreement or undertaking made or delivered hereunder (other than with respect to the Down Payment Amount and confidentiality provisions hereunder); provided that if such termination results from the (i) willful failure of either Party to fulfill a condition to the performance of the obligations of the other Party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either Party hereto of any agreement contained herein, such Party shall be fully liable for any and all damages, losses, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys' fees) incurred or suffered by the other Party or Parties as a result of such failure or breach provided that no Party be liable hereunder (a) to any amount of damages or reimbursement that exceeds, in the aggregate, the Initial Share Purchase Price, nor (b) for incidental, punitive or consequential damages of any kind, even if such Party has been advised of the possibility of such damages, and further provided that the repayment and/or conversion of the Down Payment Amount shall be governed pursuant to the provisions of Section 1.6 hereinabove. The remedies under this Section 5.3 are the sole and exclusive remedies in connection with this Section.

6. POST-CLOSING PURCHASE PRICE ADJUSTMENT

6.1.	As soon as reasonably practicable following the Closing Date, and in any event within 75 calendar days thereafter, the Purchaser will cause the Company to prepare and deliver to the Representative an unaudited Closing Balance Sheet, in the form attached hereto as Exhibit D, setting forth the Purchaser’s determination of the Closing Working Capital of the Company as of the Closing Date. The Closing Balance Sheet shall (i) be prepared in accordance with IFRS and Company’s past practice (as indicated in Exhibit 1.2.2), (ii) fairly and accurately reflect the Company’s assets and liabilities as of the Closing Date, (iii) include an accrual of all Transaction Expenses of the Company prior to the Closing that have not been paid and that are incurred by the Company in connection with the Contemplated Transactions, and (iv) serve as the basis for the calculation of the actual Adjustment Amount to be calculated in accordance with Section 1.4.

6.2.	In the event that the Purchaser does not provide the Closing Balance Sheet within such 75 calendar day period, the Adjustment Amount as determined by the Representative will be final, binding and conclusive for all purposes hereunder.

6.3.	The Purchaser shall provide, and shall cause the Company to provide the Representative and his accountants, at the Representative’s expense, reasonable access to the books and records of the Company used to prepare the Closing Balance Sheet and the Adjustment Amount, to review and test the Closing Balance Sheet and Adjustment Amount. The Representative and his accountants will complete their review within 15 Business Days after receipt by the Representative of the Closing Balance Sheet and calculation of the actual Adjustment Amount from the Purchaser.

6.4.	If the Representative disagrees with the Purchaser’s determination of the Adjustment Amount, he will notify the Purchaser of such disagreement in writing (the “Notice of Disagreement”) not later than 5:00 pm (Tel Aviv time) on the last Business Day of the aforesaid review and test period, setting forth in reasonable detail the particulars of such disagreement, including a copy of the Purchaser’s Closing Balance Sheet, determination of the Closing Working Capital and the Adjustment Amount, marked to indicate those specific line items that are in dispute (the “Disputed Line Items”). Such Notice of Disagreement will be accompanied by the Representative’s calculation of each of the Disputed Line Items and the Representative’s revised determination of Adjustment Amount. All items that are not Disputed Line Items will be final, binding and conclusive for all purposes hereunder.

6.5.	In the event that the Representative does not provide a Notice of Disagreement within such 15 Business Day period, the Representative will be deemed to have accepted in full the Adjustment Amount as determined by the Purchaser, which will be final, binding and conclusive for all purposes hereunder.

6.6.	In the event any Notice of Disagreement is timely provided and contains the proper information specified above, the Purchaser and the Representative will use commercially reasonable efforts for a period of 15 Business Days (or such longer period as they may mutually agree in writing) to resolve any Disputed Line Items.

6.7.	If, at the end of such period, they are unable to resolve such Disputed Line Items, then KPMG Israel (the “Auditor”) will resolve any remaining Disputed Line Items. The Auditor shall be instructed to perform its services within 20 Business Days after submission of the Disputed Line Items by the Purchaser or the Representative and, in any case, as soon as practicable after such submission. The Auditor will determine as promptly as practicable whether and to what extent (if any) the calculated Adjustment Amount requires adjustment, limiting its review, however, only to the Disputed Line Items. The determination of the Auditor will be final, conclusive and binding on the Parties. The date on which the Adjustment Amount is finally determined in accordance with this Section 6.7 is hereinafter referred to as the “Determination Date.” The fees and expenses of the Auditor shall be borne equally by the Purchaser (on the one hand) and the Shareholders (on the other hand). The full force and effect of those representations and warranties relating to Closing Working Capital shall be diminished, where relevant, by the adjustment to the Initial Shares Purchase Price.

6.8.	Within three Business Days following the Determination Date:

6.8.1.	in the event that the Adjustment Amount is less than zero U.S. Dollars then Purchaser shall be entitled to deduct from the Escrow Amount, on a dollar-for-dollar basis, the Adjustment Amount. Any such difference shall be treated as “Losses” for purposes of Section 13; or

6.8.2.	in the event that the Adjustment Amount exceeds zero, then the Purchaser shall pay to the Shareholders, on a dollar-for-dollar basis, the Adjustment Amount.

7. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Except as set forth in the Shareholders Disclosure Schedules, which identifies the section and subsection to which each disclosure therein relates, each Shareholder for himself or itself, as applicable, severally, but not jointly, represents and warrants to the Purchaser as of the signing of this Agreement, and acknowledges that the Purchaser is entering into this Agreement in reliance thereon as follows:

7.1.	Title. Such Shareholder is the sole legal, record and beneficial owner of the Shares set forth opposite such Shareholder’s name under the column entitled “Shares” on Schedule A, and owns such Shares free and clear of any and all Encumbrances. Such Shareholder has the full and exclusive right, power and authority to transfer, convey and sell to the Purchaser at the Closing such Shareholder’s Shares. Other than the shares listed as “Shares,” on Schedule A, such Shareholder has no other equity interest or rights (whether or not vested or exercisable) which have not otherwise been waived, to acquire any equity interest in the Company. Except as set forth on Schedule A, such Shareholder has not made any borrowings to the Company and the Company does not owe any Debt to such Shareholder.

7.2.	Conveyance. Such Shareholder is not a party to, subject to or bound by any agreement, any Order, or any Law which would prevent the execution or delivery of this Agreement or any Other Shareholder Document by it or the consummation of the Contemplated Transactions by it and no authorization or approval or other action by it, is required that will not have otherwise been obtained prior to the Closing, and no notice (other than with respect to the Registrar of Companies with respect to the Shares being transferred by such shareholder, which will be submitted immediately following the Closing) to or filing with, any Person or Authority will be required to be obtained or made by such Shareholder in connection with the execution and delivery by such Shareholder of this Agreement or the Other Shareholder Documents or the consummation of the Contemplated Transactions that will not have otherwise been obtained prior to the Closing.

7.3.	Organization; Due Authorization; Enforceability. Such Shareholder (other than any Shareholder that is an individual) is duly organized, validly existing and in good standing under the laws of the jurisdictions in which it is organized. Such Shareholder has the full and absolute legal right, capacity, corporate power and authority to execute and deliver this Agreement and the Other Shareholder Documents, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Other Shareholder Documents and the consummation of the Contemplated Transactions have been duly and validly authorized by all necessary action on the part of such Shareholder and no other proceedings on the part of such Shareholder are necessary to authorize this Agreement and the Other Shareholder Documents or consummate the Contemplated Transactions. This Agreement has been, and the Other Shareholder Documents will be at the Closing, validly executed and delivered by such Shareholder, and constitutes (and, with respect to the Other Shareholders Documents, will constitute upon such Shareholder’s execution and delivery thereof) a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws from time to time in effect affecting enforcement of creditors’ rights and remedies generally and general principles of equity.

7.4.	No Violation. The execution and delivery by such Shareholder of this Agreement and the Other Shareholder Documents, the consummation of the Contemplated Transactions, and the performance of the Shareholder’s obligations hereunder and thereunder does not and will not: (a) where such Shareholder is not an individual, violate, conflict with or result in the breach of any provision of any of the Organizational Documents of such Shareholder, (b) violate, conflict with or constitute a default under any contract to which such Shareholder is party or by which such Shareholder is bound or to which such Shareholder’s property is subject, (c) violate any applicable Law or Order of any Authority having jurisdiction over such Shareholder or any of such Shareholder’s property, (d) other than with respect to the Israel Registrar of Companies and as required to the relevant tax authorities, require any authorization, consent or approval of, filing with, exemption or other action by, or notice to, any Authority or any party to any contract to which such Shareholder is party or may be bound; or (e) result in the creation or imposition of any Encumbrance upon the Shares, other than the Pledge as set forth herein.

7.5.	Brokers. Except as set forth in Schedule 7.5, no broker, finder, financial advisor or investment banker has acted on behalf of the Shareholders in connection with this Agreement or the Contemplated Transactions, and no broker, finder, financial advisor or investment banker is entitled to any fee or other commissions with respect to such transactions based upon agreements, arrangements or understandings made by or on behalf of such Shareholder.

7.6.	Litigation. Such Shareholder is not entitled to any claims (under whatsoever title or basis) vis-à-vis the Company and, to the maximum extent allowed by applicable Laws, waives his or its rights to raise any claim against the Company. There is no litigation pending, or to such Shareholder’s knowledge, threatened that may pertain to such Shareholder with regard to the Shares.

7.7.	No Other Agreements to Purchaser. No person other than Purchaser has any written or oral agreement or option or any right or privilege, whether by law, pre-emptive or contractual (not otherwise waived), capable of becoming an agreement or option for the purchase or acquisition from the Shareholder of any of the Shares.

7.8.	Purchaser is a Public Company. Such Shareholder has been informed that the Purchaser is a public company traded on the NASDAQ and Tel Aviv Stock Exchanges, and, therefore, the Shareholder may have access to price-sensitive information not known to the public, including Inside Information concerning the Purchaser, including in connection with the Contemplated Transactions. The Shareholder acknowledges that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse. The Shareholder undertakes to refrain from delivering or making use of any information that may be deemed to constitute an Inside Information. For the purposes hereof, the term “Inside Information” shall have the meanings assigned to it at the Israeli Securities Law.

8. REPRESENTATIONS AND WARRANTIES OF DIVI

Except as set forth in the DIVI Disclosure Schedules, which identifies the section and subsection to which each disclosure therein relates, DIVI hereby represents and warrants with respect to itself to the Purchaser as of the signing of this Agreement, in addition to and not in derogation of DIVI’s representations and warranties under Section 7 above, and acknowledges that the Purchaser is entering into this Agreement in reliance thereon as follows:

8.1.	Title to Purchased Assets. DIVI owns and has good and marketable title to each of the Purchased Assets, which as of the Closing shall be free and clear of all Encumbrances. The Purchased Assets are not subject to any leases or licenses. Execution, delivery and performance of this Agreement by DIVI do not constitute or result in the creation of imposition of any Encumbrances on any of the Purchased Assets. To DIVI’s Knowledge, (i) none of the Purchased Intellectual Property infringes or results from the misappropriation of any intellectual property of any Person, (ii) no third Person is infringing or misappropriating any Purchased Intellectual Property, and (iii) none of the Purchased Intellectual Property is the subject of any current claim or threat of claim of infringement or misappropriation.

8.2.	The Purchased Assets constitute any and all assets, properties, interests, contracts, licenses, transferable permits and rights (of every kind, nature, character and description, tangible or intangible, whether or not reflected in the Financial Statements), owned by DIVI or in which the DIVI has any interest (including the right to use) that were heretofore used by the Company for the operation of the Business as currently conducted.

8.3.	To DIVI’s Knowledge, no third party is in default under any agreement, contract or other instrument, document or agreement to which DIVI is a party or by which it or any of its property is affected in connection with the Purchased Assets.

8.4.	DIVI has provided the Purchaser with all information that the Purchaser has requested relating to the Purchased Assets. Nothing in this Agreement (including the Exhibits and/or Schedules hereto), contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made. To DIVI’s Knowledge, there is no material fact or information, relating to the Purchased Assets that has not been set forth in this Agreement, the schedules and exhibits hereto or that otherwise has not been disclosed to the Purchaser by DIVI; provided, however, that the aforesaid does not apply to publicly available information and does not apply to general economic conditions.

8.5.	Litigation. There is no Litigation pending, or to DIVI’s Knowledge, threatened, pertaining to the Purchased Assets and/or the sale thereof to the Purchaser.

8.6.	Governmental Grants and Benefits. The Purchased Assets were not conceived, developed or reduced to practice utilizing, and do not incorporate any component, including any intellectual property or know-how, conceived, developed or reduced to practice utilizing, any grants, incentives, investments, loans, benefits (including tax benefits), subsidies or allowance from any governmental or regulatory authority or agency, and no royalties are or should be payable to any such authority or agency in relation to the Purchased Assets.

8.7.	No Other Agreements to Purchaser. As of the Closing, there will be no person other than Purchaser that has any written or oral agreement or option or any right or privilege, whether by law, pre-emptive or contractual, capable of becoming an agreement or option for the purchase or acquisition from DIVI of any of the Purchased Assets.

9. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedules dated as of the date hereof and delivered herewith to the Purchaser, which identifies the section and subsection to which each disclosure therein relates (the “Disclosure Schedules”) the Company, hereby represents and warrants to the Purchaser as of the date hereof, and acknowledges that the Purchaser is entering into this Agreement, in reliance thereon, as follows:

9.1.	Organization; Authority; Due Authorization.

9.1.1.	Organization and Good Standing of the Company. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Israel. The Company has all necessary corporate power and authority to enter into and perform its obligations under this Agreement, to own, lease and operate its properties and assets and the Business and to carry on the Business as now conducted, wherever conducted. The Company is not in default in the performance, observance or fulfillment of any provision of its Organizational Documents, true and complete copies of which are attached hereto as Schedule 9.1.1.

9.1.2.	Authority to Execute and Perform Agreements. The Company has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Other Company Documents, to consummate the Contemplated Transactions, and to perform fully its obligations hereunder and thereunder.

9.1.3.	Due Authorization; Enforceability. This Agreement, the Other Shareholder Documents and the Other Company Documents when executed and delivered by or on behalf of the Company, shall constitute a valid and binding obligation of the Company, enforceable against the Company, in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws relating to the enforcement of creditors’ rights generally. All corporate action on the part of the Company and the Company’s officers and directors necessary for the authorization, execution, delivery, and performance of all of the Company’s obligations under this Agreement, the Other Shareholder Documents and the Other Company Documents, has or will be taken prior to the Closing.

9.2.	Capitalization of the Company. The capitalization table attached hereto as Schedule 9.2 represents a capitalization of the Company on a fully diluted basis (assuming the exercise or conversion into shares of all options, warrants, convertible debentures, convertible securities or any other securities or contractual rights or powers to purchase the Company’s securities, existing as of the date hereof, excluding for the avoidance of doubt the conversion option of the Down Payment Amount (the “Fully Diluted Basis”)), sets forth the complete and accurate number and class of shares held by each Shareholder of the Company, and the complete and accurate total number of securities reserved, promised and granted options, warrants, and all other rights, promises or undertakings to subscribe for, purchase or acquire from the Company any capital of the Company immediately prior to and following a Closing on a Fully Diluted Basis. No other person or entity owns or has rights to or has been promised to purchase from, or be issued or granted by, the Company any shares of the Company, any securities of the Company or any rights to purchase or be issued or granted shares or securities of the Company from the Company. All Shares have been duly authorized, validly issued, fully paid-up and non-assessable. No Person has any right to cause the purchase, redemption or repurchase of any Shares or other securities of the Company from the Company. No person other than Purchaser has any written or oral agreement or option or any right or privilege, whether by law, pre-emptive or contractual, capable of becoming an agreement or option for the purchase or acquisition from a Shareholder of any of the Shares. Except as set forth in Schedule 9.2, the Shares are not subject to any agreements or understandings among any Persons with respect to the voting or transfer of the Shares. The Company has not granted any registration rights to any Person with respect to its outstanding Shares or other securities. Except as set forth on Schedule 9.2, the Company shall not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) on any matter. All of the items listed on Schedule 9.2 shall terminate at the Closing and neither the Company nor the Purchaser shall have any obligations with respect thereto subsequent to the Closing. The Company does not own, directly or indirectly, any shares, membership interest, partnership interest or other equity interest in any corporation, firm, enterprise, limited liability company, partnership, joint venture or other entity and does not otherwise have any subsidiaries. There are no outstanding dividends or distributions that have been declared by the Company but not yet paid to Shareholders.

9.3.	No Violation. The execution and delivery by the Company of this Agreement, the Other Shareholder Documents and the Other Company Documents to which it is a party, the consummation of the Contemplated Transactions, and the performance by the Company of its obligations hereunder and thereunder will not: (a) violate any provision of any of the Organizational Documents of the Company, (b) violate, conflict with or constitute a default under, permit the termination or acceleration of, or cause the loss of any rights or options of the Company under, any Contract or License to which the Company is a party or by which the Company is bound or to which the Company’s property may be subject, (c) require any authorization, consent or approval of, filing with (other than with respect to the Israel Registrar of Companies, consents set forth in Schedule 9.3 and any filings that may be required by the Purchaser with respect to the Company and the Contemplated Transactions, prior to and/or following the Closing), exemption or other action by, or notice to, any Authority or any party to any Contract or License to which the Company is a party or by which the Company is bound or to which the Company’s property may be subject; or (d) result in the creation or imposition of any Encumbrance upon the Shares or upon any Asset, other than the Pledge, pursuant to the provisions herein.

9.4.	Regulatory Approvals and Other Consents. Schedule 9.4, sets forth a complete list of:

9.4.1.	each consent, approval, authorization, notice, filing, exemption, waiver or other requirement required by the Organizational Documents of the Company or any Law which must be obtained or is required to be made, obtained or otherwise satisfied by the Company in order for it to execute and deliver this Agreement, the Other Shareholder Documents or Other Company Documents as applicable, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions; and

9.4.2.	each consent, approval, authorization, notice, filing, exemption or waiver required by the terms of any Contract in connection with the consummation of the Contemplated Transactions.

9.5.	Sufficiency of and Title to Assets. Without limiting the representations and warranties in Sections 9.9, 9.10, 9.11, 9.14 and 9.16: (a) the Assets are owned by the Company as the owner thereof or the Company has the rights of use thereof and, together with the Purchased Assets, are sufficient for the conduct of the Business immediately after the Closing as conducted immediately prior to the Closing; (b) the Company has good and marketable title to the Assets owned or purported to be owned by it (including all of the Assets reflected in the balance sheets included in the Financial Statements) and has the valid and enforceable right (subject to applicable bankruptcy, insolvency and other similar laws relating to the enforcement of creditors’ rights generally and to general principles of equity) to use all of the Assets not owned by it, in each case free and clear of all Encumbrances other than Permitted Liens and Encumbrances described on Schedule 9.5. The Company has not received any written notice from any Authority with respect to any taking of any of the Assets or any portion thereof or interest therein by eminent domain or otherwise, and there is no proceeding pending or, to the Knowledge of the Company threatened, with respect thereto. The Company does not have legal title to or hold as custodian any shares or other securities for the benefit of a third party.

9.6.	Financial Condition; Books and Records; Financial Due Diligence.

9.6.1.	When delivered in accordance with the provisions hereof, the Financial Statements will (i) fairly present, in all material respects, the financial position of the Company as of the date, and the results of its operations for the periods indicated therein; (ii) have been prepared in accordance with IFRS, consistently applied throughout the periods involved; and (iii) be consistent with the books and records of the Company.

9.6.2.	The Company has no financial liabilities, claims or obligations of any nature, whether accrued, absolute, contingent, anticipated or otherwise, whether due or to become due, except as reflected in the Financial Statements and except for those incurred after December 31, 2018 in the ordinary course of business.

9.6.3.	The books of account, minute books, share record books and other books and records of the Company are kept in the ordinary course of business in accordance with reasonable business practices, and in particular:

(i) all books and records of the Company are duly kept, include correct and reliable data, and are maintained in material compliance with the applicable provisions of the law and accounting principles; and

(ii) the financial statements of the Company are duly prepared, include correct and reliable data, and are maintained in compliance with the applicable provisions of the Law and accounting principles.

9.6.4.	Transactions are recorded as necessary to permit preparation of the financial statements of the Company and accounts, notes and other receivables are recorded accurately. Complete and accurate copies of all books and records of the Company have been made available by Company to the Purchaser.

9.6.5.	The Company has accrued on the financial statements all Taxes due and payable in respect of the Business.

9.6.6.	The Company has no outstanding Debt.

9.6.7.	The only business operation carried on by the Company is the Business. Since February 8, 2017, there has not been any interruption of operations of the Business.

9.7.	Tax Matters.

9.7.1.	All Tax Returns required to have been filed by the Company prior to the Closing Date have been duly and timely filed, and each such Tax Return is true and accurate and correct in all material respects. All Taxes required to be paid by the Company (whether or not shown on any Tax Return) prior to the Closing Date have been timely paid in full. The Company is registered with each taxing Authority with which it is required to be registered under applicable Laws.

9.7.2.	There is no action, audit, dispute or claim now proposed or pending which has been communicated to the Company in writing, or, to the Knowledge of the Company, threatened against, the Company in respect of any Taxes. The Company is not the beneficiary of any extension of time within which to file any Tax Return, nor has it made (or had made on its behalf) any requests for such extensions. To the Knowledge of the Company, no claim has ever been made by a taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction or that the Company must file Tax Returns therein. There are no Liens and Encumbrances on any of the capital or assets of the Company with respect to Taxes that are due and payable on or before the Closing Date.

9.7.3.	The Company has (i) withheld all amounts from payments made to its employees (past or present), agents, contractors, nonresident creditors, management board members, shareholders or other third parties that were required to be withheld prior to the Closing Date and has remitted such amounts to the proper taxing Authority unless otherwise not yet due; (ii) paid all employer contributions and premiums required to be paid prior to the Closing Date; and (iii) filed all Tax Returns with respect to employee income Tax withholding, and pension, public benefit and unemployment Taxes and premiums that were required to be filed prior to the Closing Date, all in compliance with the applicable Laws, including national, federal, state, local or foreign law. The Company is not a party to any tax sharing agreements or similar agreements with respect to or involving Company. All transactions between the Company and any Shareholder or Affiliate of such Shareholder, are on arms-length and market terms.

9.7.4.	The Company has paid all Taxes required to be paid prior to the Closing Date in respect of any real property, whether Owned Real Property or otherwise.

9.7.5.	The amount of the Company’s historical Tax losses are set forth in Schedule 9.7.5and all capitalized and amortized research and development expenses were claimed in accordance with applicable Laws.

9.7.6.	The Company is not required to pay any Taxes with respect to any loans made to the Company, including, without limitation, by any Shareholder or Affiliate of a Shareholder.

9.7.7.	Reserved.

9.8.	Litigation. Other than as set forth in Schedule 9.8, there is no complaint, action, suit, proceeding, arbitration or other alternate dispute resolution procedure, demand, (or to the Company’s Knowledge, investigation or inquiry), whether civil, criminal or administrative (“Litigation”) pending or, to the Company’s Knowledge, threatened against or affecting the Company, the directors or officers of the Company (in such capacity) or its Assets. There is no Litigation pending or, to the Knowledge of the Company, threatened against or affecting the Company which seeks to prevent consummation of the Contemplated Transactions or which seeks damages in connection with the Contemplated Transactions, and no temporary restraining order, preliminary or permanent injunction or other Order or decree against the Company or to the Knowledge of the Company, against the Shareholders which prevents the consummation of the Contemplated Transactions has been issued and remains in effect.

9.9.	Tangible Personal Property. Schedule 9.9 sets forth a list, including the location of each item, of Tangible Personal Property owned by the Company, or used in the Business.

9.10.	Intellectual Property. Schedule 9.10 sets forth a correct and complete list of all Intellectual Property Assets that are either (i) registered or otherwise filed by or with any Authority (other than any Intellectual Property Assets of which the sole interest of the Company is pursuant to a license from a third party) or (ii) (other than any trade secrets, processes, techniques, methods, formulae, ideas and know-how) material to the Company, the Business and each Intellectual Property License. Except as indicated on Schedule 9.10:

9.10.1.	the Company is the sole owner of all right, title and interest in and to each Intellectual Property Asset, free and clear of all Encumbrances (other than Permitted Liens) and with absolute right of use without seeking the approval or consent of any Authority or Person and without payment, license or any other consideration (except in each case for Intellectual Property Assets licensed to the Company under an Intellectual Property License or other contract, agreement or other arrangement relating to such Intellectual Property Asset);

9.10.2.	the Intellectual Property Assets set forth on Schedule 9.10 (other than any trade secrets, processes, techniques, methods, formulae, ideas and know-how) include all material intellectual property necessary for the operation of the Business as currently conducted or proposed to be conducted;

9.10.3.	the Company has made available to, or otherwise provided the Purchaser with, access to correct and complete copies of all of the Intellectual Property Assets required to be disclosed on Schedule 9.10 and of all other material written documentation available to the Company evidencing the Company’s ownership thereof or interest therein;

9.10.4.	none of the Intellectual Property Assets required to be disclosed on Schedule 9.10 is subject to any outstanding Order limiting the scope or use thereof or declaring any of the Intellectual Property Assets abandoned;

9.10.5.	(i) to the Company’s Knowledge there are no infringing or, in the case of trademarks, service marks and trade names, diluting uses of the Intellectual Property Assets, and (ii) no investigations are pending, or to the Knowledge of the Company, threatened concerning the possibility of such infringing or diluting use;

9.10.6.	except as set forth in the Contracts, the Company has not granted any license, franchise, permit or other right to any Person to use any of the Intellectual Property Assets;

9.10.7.	to the Company’s Knowledge, the conduct of the Business has not and does not infringe upon or misappropriate any intellectual property of any Person, and there are no pending or, to the Knowledge of the Company, threatened in writing claims alleging that the Company or the operation of the Business infringes or misappropriates the intellectual property rights of any Person;

9.10.8.	there are no pending claims, actions, judicial or other adversary proceedings, and to the Knowledge of the Company, there are no disputes or disagreements involving any Intellectual Property Asset that could, in either case, if adversely determined, reasonably be expected to result in a Material Adverse Effect, and, to the Knowledge of the Company, no such action, proceeding, dispute or disagreement is threatened;

9.10.9.	Except as set forth in Schedule 9.10.9 there are no contracts and/or undertakings under which the Company grants (or undertakes to grant) a license to use and/or transfer (or undertakes to transfer) an Intellectual Property Right to any Person or Authority, if such software is based (at least partially) on any open source or Public Software, unless such fact is clearly and directly expressed in pertinent agreement on granting license and/or transfer of the economic intellectual property rights as the case may be

9.10.10.	Except as set forth in Schedule 9.10.10, the Company has not incorporated any Public Software (as defined below) into, bundled it or combined it with, integrated it into, used it in conjunction with, complied it with, distributed it with, or embedded it in, any of the Company’s Intellectual Property or Company's products or services. The Company has not used Public Software in any manner that would: (i) create, or purport to create, obligations for the Company with respect to any Company's Intellectual Property or Company's products or services or grant, or purport to grant, to any third party, any rights or immunities under any Company's Intellectual Property or Company's products or services (including using any Open Source Materials that require, as a condition of use, and/or modification and/or distribution of such Public Software that other software using, or incorporated into, or derived from, or integrated or embedded or bundled or combined or complied or distributed with, such Public Software be (a) disclosed or distributed in source code form or that access would be provided to such source code form upon requirement, (b) be licensed for the purpose of making derivative works, or (c) be redistributable or otherwise commercialized at no charge; (ii) impose any restriction on the consideration to be charged for the distribution of any Company's Intellectual Property or Company's products or services, or (iii) impose any other limitation, restriction, or condition on the right of the Company to use or distribute or otherwise commercialize any Company's Intellectual Property or Company's products or services;

9.10.11.	none of the Shareholders or past or present Employees of the Company owns, nor can, to the Company’s Knowledge, legitimately claim to own, in a personal capacity, any Intellectual Property Right that is necessary for the Company to continue operating the Business in the same way as at the Closing Date; and

9.10.12.	all the Intellectual Property Rights created by the Shareholders or past or present Employees or subcontractors of the Company in the course of their service to the Company have been duly and irrevocably assigned and transferred to the Company, or such persons have agreed to assign and transfer said created Intellectual Property Rights to the Company, and such persons have no claims to any compensation and/or remuneration in consideration for such assignment and transfer to the Company.

9.11.	Contracts.

9.11.1.	Schedule 9.11 sets forth a correct and complete list of the following contracts or agreements by which the Company currently is bound (the “Contracts”):

9.11.1.1.	each contract, unpaid invoice, unfilled sales order and other arrangement or agreement that involves payment or expenditure by the Company in excess of USD$5,000 (excluding employment/consulting agreements);

9.11.1.2.	each contract, unpaid invoice, unfilled sales order and other arrangement or agreement that involves payment to the Company in excess of USD$5,000;

9.11.1.3.	each instrument or agreement with respect to the borrowing of money, including each loan agreement and each credit agreement in excess of USD$5,000;

9.11.1.4.	each agreement or arrangement regarding any sharing of profits, losses, costs or liabilities by the Company with any other Person (excluding bonus arrangements and employment plans for officers or Employees of the Company);

9.11.1.5.	each agreement or contract containing covenants that in any way purport to limit the freedom of the Company or, to the Company’s Knowledge, any officer, director, Employee, consultant or contractor thereof, to engage in any line of business, to compete with any Person or to operate in any territory, including, without limitation, any joint venture or partnership agreements;

9.11.1.6.	each agreement or contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods in excess of USD$5,000; and

9.11.1.7.	each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

9.11.2.	Except as disclosed in the list set forth on Schedule 9.11:

9.11.2.1.	each Contract (x) is a valid and binding obligation of the Company, and to the Knowledge of the Company, each other Person or party thereto, (y) enforceable in accordance with its terms, and (z) is in full force and effect subject to applicable bankruptcy, insolvency and other similar laws relating to the enforcement of creditors’ rights generally and to general principles of equity; in particular each Contract has been executed by persons which are duly authorized representatives of the Company;

9.11.2.2.	(1) there exists no material breach of or default by the Company under any Contract and (2) assuming that all consents listed on Schedule 9.4 are obtained prior to the Closing, there has not occurred any event or events that, with the lapse of time or the giving of notice or both, would constitute a material default by the Company under any Contract;

9.11.2.3.	to the Knowledge of the Company: (1) no other Person party to any Contract is now in breach of or default under any material term thereof or has breached or defaulted under any material term thereof (which breach or default remains uncured as of the date hereof) and (2) there has not occurred any event or events that, with the lapse of time or the giving of notice or both, would constitute a material default by any other party under any Contract; the Company has not received any notice of any anticipated breach of or default under any material term thereof by any Person party to any Contract;

9.11.2.4.	the Company has not received any notice in writing or, to the Company’s Knowledge, verbally, that any Person party to any Contract currently intends to cancel, terminate, dissolve or renegotiate such Contract or to exercise or not to exercise any option to acquire assets thereunder; and

9.11.2.5.	copies of each of the Contracts, together with all amendments, modifications or other changes thereto have been made available to the Purchaser.

9.12.	Compliance with Laws.

9.12.1.	Other than with respect to such matters that would not have a Material Adverse Effect (i) the Company is in compliance in all material respects with all applicable Laws in connection with the operation of the Business or ownership or use of the Assets, and (ii) no investigation, inquiry, audit or review by any Authority with respect to the Company or the Business is pending or, to the Knowledge of the Company, threatened against or affecting the Company alleging any failure to so comply, nor has any Authority notified the Company of an intention to conduct the same. All material reports, filings and returns required to be filed by or on behalf of the Company with any Authority on or prior to the Closing Date have been filed.

9.12.2.	The Company possesses all Licenses and leases required for the operation of the Business as presently conducted or proposed to be conducted, all such Licenses are in full force and effect and no suspension or cancellation is, to the Knowledge of the Company, threatened. Schedule 9.12.2 contains a complete and accurate list of each material License that is held by the Company or that otherwise relates to the Business. Other than with respect to such matters that would not have a Materially Adverse Effect the Company is in material compliance with the terms and requirements of each License listed or required to be listed on Schedule 9.12.2. The Licenses listed on Schedule 9.12.2 collectively constitute all of the material Licenses necessary to permit the Company to lawfully conduct and operate the Business in the manner in which they currently conduct and operate the Business and to permit the Company to own or lease and use its respective Assets in the manner in which they currently own or lease and use such Assets.

9.12.3.	Schedule 9.12.3 contains a complete and accurate list of each Order to which, to the Knowledge of the Company, the Company or any of its property is subject. The Company is, and at all times since the issuance of such Order has been, in material compliance with all of the terms and requirement of each Order identified or required to be identified on Schedule 9.12.3.

9.13.	Insurance Coverage. Schedule 9.13 contains a complete and accurate list of all of the insurance policies currently maintained by the Company that are covering the Assets, Business (including all equipment, properties and operations), Employees, officers and directors of the Company, each of which are in full force and effect. There are no claims pending, or to the Knowledge of the Company, claims threatened under any of such policies. All premiums owing under all such policies and bonds have been paid and the Company is in full compliance in all material respects with the terms and conditions of all such policies.

9.14.	Real Property.

9.14.1.	Schedule 9.14.1 contains a true and complete list of all real property owned or held in perpetual usufruct by the Company (collectively, the “Owned Real Property”). There is no uncured material violation of any Law by the Company (including any building, planning, zoning law or environment protection) relating to any of the Owned Real Property. There are no contractual or legal restrictions that preclude or restrict the ability to use the Owned Real Property for the Business. The Company has good title to all Owned Real Property free and clear of all Encumbrances, except for Permitted Liens.

9.14.2.	All real property leases and subleases as to which the Company is a party and any amendments or modifications thereof are listed on Schedule 9.14.2 (each a “Lease” and collectively, the “Leases”). Schedule 9.14.2 indicates each property of which the Company is the tenant or subtenant. True and complete copies of each Lease have been made available to the Purchaser, and the Leases constitute the entire understanding relating to the Company’s use and occupancy of the leased premises. The Leases are valid, in full force and effect and enforceable subject to applicable bankruptcy, insolvency and other similar laws relating to the enforcement of creditors’ rights generally and to general principles of equity. There are no existing payment defaults or material non-payment defaults on the part of the Company or, to the Knowledge of the Company, any other Person, under the Leases; the Company has not received or given written notice of default or claimed default with respect to any Lease; and to the Knowledge of the Company, no event has occurred or circumstances exist that (with or without notice or lapse of time) constitutes or will result in a default on the part of the Company thereunder. None of the Leases prohibits the use of property subject to such Lease for the purposes for which each is currently used. There are no grounds for termination of any Lease due to reasons attributable to the Company.

9.15.	Employee Matters.

9.15.1.	Schedule 9.15.1 sets forth, with respect to each Employee, consultant, advisor or independent contractor of the Company in the past three years, (i) the name of such individual; (ii) such individual’s title or position with the Company, nature of the contractual relationship and their current status with the Company; (iii) such individual’s annualized compensation as of the date of this Agreement, including base salary; and (iv) all other compensation to which such individual may be entitled. The Purchaser has been provided with a copy of the employment/consultant agreement for each current Employee/consultant.

9.15.2.	Schedule 9.15.2 sets forth a true and complete list of the name and current fees of each member of the Board in their capacity as such.

9.15.3.	The Company is not a party to or bound by any union contract, collective bargaining agreement or similar contract. There are no trade unions, works council or any other employee representative bodies operating in the Company. To the Knowledge of the Company, there are no current attempts to organize or establish any labor union or employee association with respect to any Employees nor is there any certification of any such union with regard to a bargaining unit. The Company has not experienced any work slowdowns, stoppages or strikes (legal or otherwise) in the past five years.

9.15.4.	Other than as set forth in Schedule 9.15.4: (i) none of the Employees, consultants or contractors of the Company has notified or otherwise indicated to the Company that he or she intends to terminate his or her employment relationship with the Company; and (ii) all past and present Employees, consultants and independent contractors of the Company have executed a form of noncompetition, nondisclosure and assignment of developments agreement, which agreements have been made available to the Purchaser and (iii) to the Knowledge of the Company, no past or present Employee, consultant, advisor or contractor of the Company is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other restrictive covenant of a former employer as a result of work done for the Company.

9.15.5.	Except as contemplated herein and/or as disclosed on Schedule 9.15.5, no past or present Employee, consultant, advisor or independent contractor of the Company is entitled to any payment from the Company on whatsoever basis/legal title, including any severance pay, bonus compensation, acceleration of payment or vesting of any equity interest, or other payment from the Company or the Purchaser as a result of or in connection with the Contemplated Transactions or as a result of any termination by the Company on the Closing of any Person employed by the Company on or prior to the Closing Date, save those stemming from applicable Laws.

9.15.6.	Other than with respect to such matters that would not have a Materially Adverse Effect the Company is in compliance in all material respects with all currently applicable Laws with respect to employment standards, human rights, hiring practices, terms and conditions of employment, immigration, occupational health and safety, wages and working hours; in particular, other than as set forth in Schedule 9.15.6, there are no basis for any persons rendering work on a basis other than an employment agreement to claim establishment of the existence of an employment relationship with the Company.

9.15.7.	All accruals for unpaid vacation pay, premiums and contributions for statutory plans, accrued wages, salaries and commissions have been reflected in the books and records of the Company.

9.16.	Absence of Certain Changes and Events. Except as set forth on Schedule 9.16 or as contemplated by this Agreement, since December 31, 2018, the Company has conducted its Business in the ordinary course of business and consistent with past practice. Since December 31, 2018, there has been no action, development or event that could have a Material Adverse Effect on the Company, its Business or its prospects.

9.17.	Certain Transactions. Except as set forth on Schedule 9.17, none of the members of the Board, or shareholders of the Company, or any member of any of their families, is presently a party to, or was a party to any transaction, or series of similar transactions, with the Company. Each of the transactions set forth on Schedule 9.17 are on arms-length, market terms and have been approved in accordance with the applicable Law. Other than as set forth in Schedule 7.17, none of the Company’s members of the Board has any interest in any property, real or personal, tangible or intangible, including inventions, copyrights, trademarks, or trade names, used in or pertaining to the Business of the Company, or any supplier, services provider, joint venture, customer or client of the Company, except for the normal rights of a shareholder.

9.18.	Major Customers. Schedule 9.18 contains a true, correct and complete list of the customers of the Company for each of the two fiscal years ended December 31, 2017 and 2018 (determined on the basis of the total Dollar amount of business done with such customer) showing the total Dollar amount of such business from each such customer during such year or period and whether such customer is an Affiliate or third party. Except as set forth on Schedule 9.18, none of the foregoing customers has provided the Company with written notice that it will stop or materially decrease its use of the Company’s business, products or services, or that it will implement material changes in the terms and conditions in the provision of such use adverse to the Company.

9.19.	Banking Facilities. Schedule 9.19 contains a complete and correct list of the names and locations of all banks in which the Company has accounts or safe deposit boxes, the designation of each such account and safe deposit box, and the names of all persons authorized to draw on or have access to each such account and safe deposit box.

9.20.	No Broker. Other than as set forth in Schedule 9.20, no broker, finder, agent or similar intermediary has acted for or on behalf of the Company in connection with this Agreement or the Contemplated Transactions, and no broker, finder, agent or similar intermediary is entitled to any fee or other commission in connection therewith based on any agreement, arrangement or understanding with the Company.

9.21.	Governmental Grants and Benefits. The Company has not received any grants, incentives, investments, loans, benefits (including tax benefits), subsidies or allowance from any governmental or regulatory authority or agency.

9.22.	Full Disclosure. The Company has provided the Purchaser and/or the Purchaser with all information that the Purchaser has requested. Nothing in this Agreement (including the Exhibits and/or Schedules hereto), contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made.

10. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Shareholders as follows:

10.1.	Due Incorporation. It is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Israel.

10.2.	Authority to Execute and Perform Agreements. Subject to the approval of the general meeting of shareholders of the Purchaser prior to the Closing Date, it has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Other Purchaser Documents, to consummate the Contemplated Transactions and to perform fully its obligations hereunder and thereunder.

10.3.	Due Authorization; Enforceability. Subject to the approval of the general meeting of shareholders of the Purchaser to be obtained prior to the Closing Date, it has taken all actions necessary to approve and authorize it to execute and deliver and perform fully its obligations under this Agreement and the Other Purchaser Documents and to consummate the Contemplated Transactions including with respect to the issuance of the Consideration Shares and no other action or proceeding is necessary for the Purchaser to the execute, deliver and perform its obligations under this Agreement and the Other Purchaser Documents and to consummate the Contemplated Transactions. This Agreement has been (and as of the Closing Date, the Other Purchaser Documents will be) duly and validly executed and delivered by the Purchaser and constitutes (and, with respect to the Other Purchaser Documents, will constitute upon the Purchaser’s execution and delivery thereof at Closing) a valid and binding obligation of the Purchaser, enforceable against the Purchaser, in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws relating to the enforcement of creditors’ rights generally and to general principles of equity.

10.4.	No Violation. Neither the execution and delivery of this Agreement and the Other Purchaser Documents nor the consummation of the Contemplated Transactions and the performance by the Purchaser of its obligations hereunder and thereunder, in accordance with the provisions hereof, will (a) violate any provision of the Organizational Documents of the Purchaser; (b) violate, conflict with, or constitute a default under, permit the termination or acceleration of, or cause the loss of any rights or options of the Purchaser under any contract or other lease agreement or other instrument to which the Purchaser is a party or by which it or its property is bound or to which the Purchaser’s property may be subject; (c) require the authorization, consent or approval of any party to any contract to which the Purchaser is a party by which it or its property is bound or filing with (all other than as set forth herein); or (d) to the Knowledge of the Purchaser, violate any Laws or Order to which the Purchaser or its property is subject; or (e) result in the creation or imposition of any Encumbrance upon the Consideration Shares, other than the lock-up restrictions as expressly set forth herein.

10.5.	Issuance of Consideration Shares. The Consideration Shares to be issued pursuant to this Agreement have been, or shall be duly authorized on the date of issuance thereof, and when issued, will be validly issued, fully paid and nonassessable and subject to the lockup provisions referred to herein, free of restrictions on transfer and shall be issued in compliance with all applicable laws and not subject to preemptive or other similar rights.

10.6.	SEC Filings; Financial Statements. The Purchaser is in material compliance with all applicable laws and has filed all forms, reports and documents required to be filed by it with the SEC (the forms, reports and other documents, collectively, the “SEC Reports”). The SEC Reports (i) complied in all material respects as to form with the requirements of the Securities Act, or the Securities and Exchange Act of 1934, as amended (“Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (iii) refer to any litigation matters currently facing the Purchaser.

10.7.	Each of the audited consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports were prepared in accordance with IFRS applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Purchaser and its subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which would not have had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect).

10.8.	Except as and to the extent set forth on the audited consolidated financial statements of the Purchaser for the year ended December 31, 2018, including the notes thereto, neither the Purchaser nor any of its subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be disclosed in accordance with IFRS, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since December 31, 2018, which would not reasonably be expected to prevent or materially delay consummation of any of the Contemplated Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not reasonably be expected to have a Material Adverse Effect.

10.9.	Other than as set forth in Schedule 10.9, no broker, finder, agent or similar intermediary has acted for or on behalf of the Purchaser in connection with this Agreement or the Contemplated Transactions, and no broker, finder, agent or similar intermediary is entitled to any fee or other commission in connection therewith based on any agreement, arrangement or understanding with the Purchaser.

10.10.	The Purchaser has provided the Company with all information that the Company has requested in order to make its decision to enter into this Agreement. This Agreement (including the Exhibits and/or Schedules hereto) neither contains any untrue statement of a material fact on behalf of the Purchaser, nor omits to state a material fact on the Purchaser behalf, necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made.

11. COVENANTS OF THE PARTIES

11.1.	Confidential Information. From and after the Closing, each Shareholder shall keep secret and retain in strictest confidence, and not use for the benefit of such Person or any Person other than the Company and its Affiliates, all confidential matters and trade secrets known to him, her or it relating to the Business, subject to the terms set forth in the Non-Competition Agreement.

11.2.	Publicity. Unless otherwise required by any Authority, by applicable Law or the rules of any securities exchange that may be applicable, no publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued without advance written approval of the form and substance thereof by the Purchaser and the Representative, which approval shall not be unreasonably withheld.

11.3.	Equity Incentive Plan. In the event of a Key Employee’s continuous employment with the Company at the date of the next grant by the Purchaser to its employees or service providers of options to purchase Purchaser’s shares under the employees’ stock option plan (the “Plan”), the Purchaser shall recommend to its board of directors to grant such Key Employee options to purchase the Purchaser’s ordinary shares under the Plan, as shall be determined by Purchaser’s board of directors sole discretion and subject to the Purchaser’s compensation policy, the applicable grant agreement and any approvals required by the applicable law. Such share purchase options shall have terms and conditions consistent with the terms and conditions of options granted to other employees of the Purchaser. Any tax liability in connection with the options shall be borne solely by the respective Key Employee.

11.4.	Post-Closing Financing. The Purchaser shall extend to the Company, from time to time, financing for the purposes of its business and activities as a wholly-owned subsidiary of the Purchaser in a manner that commencing June 15, 2019 the cash reserves of the Company shall not, at any time until December 31, 2019, be less than Three Hundred Thousand U.S. Dollars ($300,000) (any such amounts provided to the Company – the “Post-Closing Financing”); provided that under no circumstances shall: (i) the Purchaser be obligated hereunder to extend to the Company an aggregate amount that exceeds One Million U.S. Dollars ($1,000,000); nor (ii) the Company be obligated to return the Post Closing Financing or any part thereof prior to the lapse of 2019. Without derogating from the foregoing, Three Hundred U.S. Dollars ($300,000) shall be transferred to the Company prior to or upon June 15, 2019 on account of Post-Closing Financing.

11.5.	Separate Entity. During 2019 the Purchaser shall not consolidate or merge the Company with or into any Person, and shall operate the Company as a separate legal entity, with Mr. Barak Avitbul acting as its CEO and Mr. Moishe Kremer acting as its CTO, subject to the terms and provisions of the employment agreement between the Company and Messrs. Avitbul and Moshe Kremer attached hereto as Exhibits 3.2.2.6A-B.

11.6.	Business Plan. The Company will use the Post-Closing Financing for general working capital purposes in accordance with the 2019 budget approved by the Purchaser prior to Closing (as may be amended from time to time by the Company’s board of directors, subject to the consent of Mr. Avitbul during the EarnOut Period, which consent will not be unreasonably withheld, provided that considerations relating to the Earn Out shall not be deemed unreasonable), attached hereto as Exhibit 11.6 (the “Budget”).

12. TAX MATTERS

12.1.	Tax Covenants. To the extent not otherwise prohibited by applicable Law, the following provisions shall govern the allocation of responsibility as between the Purchaser, the Company, and the Shareholders for certain tax matters following the Closing Date:

12.1.1.	The Purchaser shall cause the Company to prepare and file all Tax Returns (and accompanying schedules) of the Company in respect of Pre-Closing Tax Periods and Straddle Periods required to be filed after the Closing Date, which Tax Returns will be filed on a timely basis.

12.1.2.	Not less than 60 days prior to the due date of Tax Return for 2018, and within 120 days following the Closing Date the Purchaser will provide the Representative with a substantially final draft of the Tax Return (the “Draft Return”). The Representative and its accountants have the right to review the Draft Return and any working papers relating to its preparation. Within 14 Business Days after the date that the Representative receives the Draft Return, the Representative will advise the Purchaser in writing that he either agrees with the Draft Return or does not agree with the Draft Return, in which case the Representative will set out, in reasonable detail, the basis for such disagreement.

12.1.3.	If the Representative notifies the Purchaser of a disagreement pursuant to Section 12.1.2 hereof, the Representative and the Purchaser will attempt to resolve such disagreement; provided, however, that if the Representative and the Purchaser fail to reach agreement within 7 Business Days after such Representative’s notice, then the disagreement will be resolved by KPMG Israel (“Accountants”), upon written request by the Purchaser or the Representative. The determination of the Accountants will be final, conclusive and binding on the Parties. The fees and expenses of the accountants in making any such determination will be borne by the Purchaser.

12.1.4.	The Purchaser shall pay or cause to be paid on a timely basis all Taxes shown as due on the Tax Returns prepared in accordance with Section 12.1.

12.1.5.	The Purchaser, the Company and the Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit, actual or threatened litigation or other proceeding and making Employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser shall or shall cause the Company to (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable period, and to abide by all record retention requirements stipulated by the relevant Law and agreements entered into with any taxing Authority and (ii) to give the Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Representative so requests, shall allow the requesting party to take possession of such books and records.

12.1.6.	Neither the Purchaser nor any of its Affiliates (including, after the Closing, the Company) shall, without the prior written consent of the Representative, which consent shall not be unreasonably withheld or delayed, (i) make or change any Tax election affecting any Pre-Closing Tax Period or Straddle Period of the Shareholders or any of their Affiliates, (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return prepared by the Company or any of its Affiliates relating to a Pre-Closing Tax Period or a Straddle Period or (iii) take any action that results in any increased Tax liability (including a reduction in a refund) of any of the Company (or the Shareholders or any of their Affiliates) in respect of a Pre-Closing Tax Period or a Straddle Period.

12.1.7.	All transfer, documentary, sales, use, stamp, registration, and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (together with the cost of preparation and filing any related Tax Returns) shall be paid by the Purchaser when due, and, if required by applicable Laws, the Shareholders will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and the Purchaser and/or the Company will join in the execution of any such Tax Returns and other documentation.

12.2.	Post-Closing Access. To the extent reasonably necessary and requested by the Representative in connection strictly with the review of the Closing Working Capital preparation of Tax Returns and financial reporting matters, audits, legal proceedings, Actions, governmental investigations and other business purposes for which the Shareholders are liable pursuant to this Agreement, after the Closing, upon reasonable notice and provided that such Persons sign non-disclosure agreements in form and substance reasonably acceptable to Purchaser, Purchaser will give, or will cause to be given, to the accountants and/or tax advisors and/or legal counsel of the Representative, reasonable access, during normal business hours, to the books and records which relate to the Company and the Business and which relate to periods prior to the Closing, and will permit such Persons to examine and copy such books and records, subject to the requirement to destroy such copies in accordance with the non-disclosure agreements referenced above.

12.3.	Withholding of Taxes. Each of the Parties shall bear and pay the taxes and levies imposed on it (if at all) under any law in relation with this Agreement and the transactions contemplated therein. To the extent the Purchaser is required under applicable law to make any withholding or deduction for, or on account of, any taxes with regard to the amounts payable hereunder (including the Consideration Shares), the Purchaser, shall make such withholding or deduction unless an appropriate exemption is provided to them or it before the date due for payment. In the event that by or on the Closing Date a Shareholder does not provide the Purchaser with an approval or certification from the applicable tax authorities as set forth above, such Shareholder shall have the exclusive right at its sole discretion and in accordance with a written notice to be provided to the Purchaser, to instruct the Purchaser to transfer any payment of any amount payable by the Purchaser to it under this Agreement which is or may be subject to withdrawal of any tax, to a trustee selected by the Shareholder and approved by the Israeli tax authorities (“ITA”). Said trustee will hold all such payments in escrow in favor of the Shareholder until the earlier of (1) receipt by the Shareholder of an approval or certification from the applicable tax authorities as set forth above; or (2) the lapse of 180 days from the Closing Date. In the event that the Shareholder fails to provide the Purchaser with an approval or certification from the applicable tax authorities as set forth above until the lapse of 180 days from the Closing Date, then the trustee shall transfer all amounts held in escrow to the Shareholder after having withheld and remitted to the ITA all required taxes. Any withholding or calculation of the Exercise Price made in New Israeli Shekels with respect to payments made hereunder in U.S. dollars shall be calculated based on the then applicable exchange rate published by the Bank of Israel on the Closing Date and in such manner as Purchaser and relevant Shareholder determines to be in compliance with the applicable Laws relating thereto.

13. SURVIVAL; INDEMNIFICATION

13.1.	Survival. All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Schedule, the Other Company Documents, the Other Shareholder Documents, the Other Purchaser Documents and any other certificate or document delivered pursuant to this Agreement will survive the Closing, for the time periods set forth in Section 13.4. The right to indemnification, payment of Losses or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation. Unless otherwise agreed to in a separate written agreement, the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Losses, or other remedy based on such representations, warranties, covenants, and obligations.

13.2.	Indemnification and Payment of Losses by the Company and the Shareholders.

13.2.1.	Subject to applicable limitations in time and amount set forth in this Section 13, the Shareholders, severally and not jointly each according to its Pro Rata Portion, after the Closing will indemnify and hold harmless the Purchaser, its successors and assigns in interest, and each of their respective officers, directors, partners, shareholders, employees, agents, advisors, controlling persons, and affiliates, including the Company (collectively, the “Purchaser Indemnitees”) for, and will pay to the Purchaser Indemnitees the amount of, any Losses, arising from:

13.2.1.1.	any breach of any representation or warranty contained in Section 9 of this Agreement or any representation or warranty of the Company contained in any Other Company Document or any other certificate delivered by the Company pursuant to this Agreement with respect to such representations or warranties;

13.2.1.2.	any breach by the Company at the Closing of any covenant or obligation of the Company contained in this Agreement or any Other Company Document;

13.2.1.3.	any Pre-Closing Taxes not paid by the Company prior to the Closing Date or not accrued in the Closing Balance Sheet when such Pre-Closing Tax was not due and payable prior to the Closing Date (irrespective of any extensions with respect thereto) including any Taxes paid by the Purchaser as set forth on Section 12.1.4 of this Agreement;

13.2.1.4.	any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to a Pre-Closing Tax Period; or

13.2.1.5.	as set forth in Schedule 13.2.1.5 hereto.

13.2.2.	Each Shareholder will indemnify and hold harmless the Purchaser Indemnitees for, and will pay to the Purchaser Indemnitees the amount of, any Losses, arising from:

13.2.2.1.	any breach of any representation or warranty of such Shareholder contained in Section 7 of this Agreement or any representation or warranty contained in any Other Shareholder Document or any certificate delivered by such Shareholder pursuant to this Agreement with respect to representations or warranties made by such Shareholder; or

13.2.2.2.	any breach by such Shareholder of any covenant or obligation of such Shareholder contained in this Agreement or any Other Shareholder Document.

13.2.3.	DIVI, in its capacity as seller of the Purchased Assets, will indemnify and hold harmless the Purchaser Indemnitees for, and will pay to the Purchaser Indemnitees the amount of, any Losses, arising from:

13.2.3.1.	any breach of any representation or warranty of DIVI contained in Section 8 of this Agreement or any representation or warranty contained in any document or any certificate delivered by DIVI pursuant to this Agreement with respect to representations or warranties made by DIVI; or

13.2.3.2.	any breach by DIVI of any of its covenant or obligation contained in this Agreement

13.3.	Indemnification and Payment of Losses by the Purchaser. Subject to applicable limitations set forth in this Agreement, the Purchaser will indemnify and hold harmless the Shareholders, their respective successors and assigns in interest, and each of their respective partners and shareholders (collectively, the “Shareholder Indemnitees”), and will pay to the Shareholder Indemnitees the amount of any Losses arising from (a) any breach of any representation or warranty made by the Purchaser in this Agreement, any Other Purchaser Document or in any certificate delivered by the Purchaser pursuant to this Agreement, (b) any breach by the Purchaser of any covenant or obligation of the Purchaser contained in this Agreement or any Other Purchaser Document, or (c) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with the Purchaser (or any Person acting on its behalf) in connection with any of the Contemplated Transactions.

13.4.	Limitations.

13.4.1.	The representations and warranties of the Company, DIVI (solely in its capacity of seller of the Purchased Assets and solely with respect to the representations provided by it in Section 8 herein) and the Shareholders in this Agreement (i) will survive the Closing and (ii) will continue until the 15 month anniversary of the Closing (“Termination Date”), at which time all representations and warranties will expire; provided, however, that (a) DIVI will continue to have liability hereunder with respect to the representations and warranties contained in Section 8.1 and Section 8.6 until the lapse of 48 months from the Closing, and (b) the Shareholders will continue to have liability hereunder (x) with respect to the representations and warranties contained in Sections 7.1-7.3 and Section 9.1 (Organization; Authority; Due Authorization), Section 9.2 (Capitalization of the Company) and Section 9.10 (Intellectual Property) until the lapse of 36 months from the Closing, (y) with respect to the representations and warranties contained in Section 9.7 (Taxes) and the obligations contained in Sections 13.2.1.3-13.2.1.4, in each case, until the date that is 30 calendar days after the underlying obligation is barred by the applicable period of limitation under applicable Laws relating thereto; and provided, further, however, Shareholders and DIVI, in its capacity as seller of the Purchased Assets, will continue to have liability arising out of any fraud, willful breach or intentional misrepresentation by the Company, DIVI or any Shareholder, as the case may be, until the date that is 30 calendar days after the underlying obligation is barred by the applicable period of limitation under applicable Laws relating thereto.

13.4.2.	If at any time prior to the Termination Date, the Purchaser has duly delivered to the Representative written notice of the Purchaser’s claim for indemnification, then the specific indemnification claim asserted in such indemnity notice shall survive the Termination Date until such time as such claim is resolved.

13.4.3.	No Shareholder or DIVI, in its capacity as seller of the Purchased Assets, shall be required to indemnify the Purchaser for Losses incurred by the Purchaser Indemnities until the aggregate amount of all such Losses exceeds USD$150,000 in which event a claim or claims in excess of the aforesaid threshold can be submitted for the entire amount (and shall be paid from the first USD).

13.4.4.	No Shareholder shall have any liability for Losses incurred by the Purchaser Indemnitees hereunder in an amount that exceeds its Percentage Share of 20% of the Aggregate Shares Purchase Price. DIVI, in its capacity as seller of the Purchased Assets, shall have no liability for Losses incurred by the Purchaser Indemnitees hereunder in an amount that exceeds 10% of the Assets Purchase Price, provided however that for Losses incurred by the Purchaser Indemnitees in connection with the representations and warranties set forth in Section 8.6, DIVI’s liability hereunder shall not exceed an additional US $ 840,000

13.4.5.	Notwithstanding Sections 13.4.3 and 13.4.4, there shall be no limitation to the liability of (i) any Shareholder arising out of any fraud, willful breach or intentional misrepresentation by such Shareholder or the Company and (ii) DIVI, in its capacity as seller of the Purchased Assets, arising out of any fraud, willful breach or intentional misrepresentation by DIVI.

13.4.6.	Other than with respect fraud, willful breach or intentional misrepresentation, in no event shall the Purchaser have any liability for Losses incurred by (i) the Shareholders with respect to the matters described in this Agreement in an amount that exceeds 20% of the Aggregate Shares Purchase Price; and (ii) DIVI, in its capacity as seller of the Purchased Assets, with respect to the matters described in this Agreement in an amount that exceeds 10% of the Assets Purchase Price.

13.5.	Escrow. Subject to this Section 13, the Escrow Amount (held in escrow with the Escrow Agent during the Holdback Period) shall initially secure and satisfy each Shareholder’s obligations pursuant to this Section 13. The Purchaser Indemnitees shall first look to the Shareholder’s Escrow Amount Portion until the same is exhausted (after which the Purchaser Indemnitees may look to the Shareholders, with respect to each Shareholder, up to its Percentage Share) to satisfy any and all claims against such Shareholder pursuant to this Section 13 made by the Purchaser Indemnitees.

13.6.	Procedure for Indemnification — Third Party Claims. Promptly after receipt by an indemnified party under this Section 13 of notice of the commencement of any proceeding against it by a third party, such indemnified party will, if a claim is to be made against an indemnifying party under this Section 13, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party is prejudiced by the indemnified party’s failure to give such notice. The indemnified party shall comply with the procedures for claims involving a third-party as set forth in Schedule E.

13.7.	Procedure for Indemnification — Other Claims. A claim for indemnification for any matter not involving a third-party claim must be asserted by written notice delivered in accordance with Section 15.1 to the party from whom indemnification is sought which notice shall specify in reasonable detail the factual basis for such claim and either the fixed amount of Losses resulting from such claim, or if the Losses have not been finally determined, a good faith estimate of the amount of such Losses along with a statement of the basis for such estimate (an “Indemnity Notice”).

13.8.	Adjustment to Purchase Price. Following the Closing, any payments made pursuant to this Section 13 by any Shareholder or by DIVI in its capacity as seller of the Purchased Assets (whether personally or from the Escrow Amount) shall be considered as a reduction to the aggregate consideration received by such Shareholder or DIVI, as the case may be. Purchaser shall not make any claim for indemnification in respect of any matter, including any breach of a representation or warranty, to the extent that the amount of such Loss is included in the calculation of the Adjustment Amount pursuant to Section 4.

13.9.	Exclusive Remedy. Except for such equitable remedies as may be available to enforce any of the provisions of this Agreement, the indemnifications under this Section are the parties’ sole and exclusive remedies, each against the other, with respect to matters arising under or relating to the Contemplated Transactions or this Agreement of any kind or nature. The parties hereby waive any other remedies available under any applicable law.

13.10.	Insurance Recovery. The Parties shall use commercially reasonable efforts to recover under insurance policies for any Loss. If a party receives any insurance proceeds, with respect to a matter or claim, after having received any indemnification payment under this Agreement with respect to such matter or claim, such party will promptly refund to the other party an amount equal to such insurance proceeds net of any increase in insurance premiums.

14. SHAREHOLDERS’ REPRESENTATIVE

14.1.	Appointment of Representative.

14.1.1.	As of the Closing and contingent thereon, each Shareholder, for himself or itself and for his or its heirs, successors and assigns, hereby irrevocably constitutes and appoints Barak Avitbul (in such capacity, the “Representative”), as such Shareholder’s attorney-in-fact and agent to act for, on behalf of, and in the name of such Shareholder in connection with the Designated Matters specifically provided for herein. Each Shareholder acknowledges and agrees that (absent Purchaser’s material breach of this Agreement, in which case this power is null and void) this power is irrevocable until the end of the survival periods set out in Section 13.3 and is coupled with an interest, and shall not be affected by the death, incapacity, illness or other inability to act of any Shareholder.

14.1.2.	In furtherance and not in limitation of the foregoing appointment of the Representative, each Shareholder hereby irrevocably grants the Representative full power and authority to act in respect of the Designated Matters on behalf of such Shareholder, as set forth on Schedule D. There shall be no presumption that such Designated Matters have been modified, unless otherwise agreed to in writing by the Shareholders and the Representative.

14.1.3.	Reserved.

14.1.4.	Notwithstanding anything in this Agreement to the contrary, the Representative shall have no authority to act on behalf of any Shareholder with respect to any matter which is not a Designated Matter, including (i) any employment agreement, covenant not to compete or similar agreement between such Shareholder and the Purchaser or an Affiliate thereof (regardless of whether such employment agreement is an Other Shareholder Document), and (ii) releases of claims, rights or liabilities with respect to any employment related rights of a Shareholder.

14.1.5.	Each Shareholder hereby agrees that as of the Closing and contingent thereon:

14.1.5.1.	the Company and the Purchaser shall be entitled to rely on any and all action taken by the Representative pursuant to the authority granted under this Agreement notwithstanding any dispute or disagreement among the Shareholders without any liability to, or obligation to inquire of, any Shareholder, notwithstanding any Knowledge on the part of the Company, or the Purchaser of any such dispute or disagreement;

14.1.5.2.	notice to the Representative, delivered in the manner provided herein, shall be deemed to be notice to each Shareholder for the purposes of the Designated Matters;

14.1.5.3.	the authority of the Representative, as described in this Agreement, shall be effective until the rights and obligations of the Representative under this Agreement shall terminate by virtue of the termination of any and all rights and obligations of such Shareholder to the Purchaser under this Agreement;

14.1.5.4.	if the Representative resigns or otherwise ceases to function in its capacity as such for any reason whatsoever, and no successor is appointed by a majority-in-interest of the Shareholders based on their Shareholders Portion of Purchase Price within 45 days of such removal, resignation or otherwise, then the Purchaser shall have the right to appoint a Representative to serve as described in this Agreement (who shall be a significant Shareholder) and, under such circumstances, the Purchaser and the Company shall be entitled to rely on all actions taken by such Representative; and

14.1.5.5.	the Representative shall not be liable to any Shareholder for Losses with respect to any action taken or any omission by the Representative hereunder, except to the extent such Losses are caused by the Representative’s bad faith, fraud or criminal misconduct.

14.1.6.	Each Shareholder agrees that, notwithstanding the foregoing, each Shareholder shall take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement (including, without limitation, delivery of Shares and acceptance of the Purchase Price at Closing) individually on his own behalf.

14.2.	Limitation on Actions. Without derogating from the Shareholders’ Representative Powers and with respect to the Designated Matters, any claim, action, suit or other proceeding, whether at law or in equity, to enforce any right, benefit or remedy granted to all Shareholders equally under this Agreement shall be asserted, brought, prosecuted, or maintained only by the Representative on behalf of the Shareholders. Any claim, action, suit or other proceedings, either at law or in equity, to enforce any right, benefit or remedy granted under this Agreement may be asserted, brought, prosecuted or maintained by the Purchaser against the Shareholders by service of process on Representative and without the necessity of serving process on, any Shareholder as a defendant in such claim, action, suit or other proceeding. With respect to any matter contemplated by this Section, a Shareholder shall be bound by any determination in favor of or against Representative or the terms of any settlement or release to which Representative shall become a party.

14.3.	Indemnification. Each Shareholder shall indemnify the Representative, each to the extent of its Percentage Share, against any Losses that the Representative may suffer or incur in connection with any action taken or any omission by Representative except to the extent such Losses were caused by the Representative’s bad faith, fraud or criminal misconduct. Each Shareholder expressly covenants and agrees that neither the Representative nor any Shareholder nor any of their respective agents, employees or other representatives shall have any liability to any other Shareholder (or any other Person) relating to or arising from any such information, materials, statement or opinions, and except as expressly provided in a written agreement, if any, between or among the Shareholders, no Shareholder shall make any claims for contribution or otherwise against any other Shareholder or against the Representative, or against their respective agents, employees, or other representatives.

15. MISCELLANEOUS

15.1.	VAT. With respect to any payments by the Purchaser hereunder, to which VAT is due, the Purchaser shall pay such VAT amount to the respective Party responsible for payment thereof to the Israeli Tax Authority (the “ITA”), no later than the earlier of: (i) 30 days after the date on which the Party receiving such payment is mandatorily required to pay such VAT amount to the ITA; and (ii) the date on which the VAT payment was refunded to the Purchaser by the ITA. In any event, and without derogating from the generality of Section 2.3 above, DIVI shall provide the Purchaser with written proof of VAT payment to ITA within two (2) days following the date of such payment and shall further, at Purchaser’s expense and request, take such further actions, as may be reasonably necessary or appropriate to expedite the refund of the aforesaid VAT amount to the Purchaser by ITA.

15.2.	Notices. All notices, consents, waivers, requests and other communications hereunder shall be in writing and shall be delivered by courier or other means of personal service (including by means of an internationally recognized courier service or a professional messenger service), or sent by email receipt confirmed or mailed first class, postage prepaid, by certified mail, return receipt requested, in all cases, addressed as follows:

If to Company or Representative, to:

Barak Avitbul

47 King David Av. Tel Aviv

barak@divinetworks.com

If to the Shareholders, to:

Divi

Hagag Tower, 30 HaArba’a St, Tel Aviv

6473926 Israel

rachel@divinetworks.com

DiviNetworks Ltd. in trust for (BPM Holdings Ltd. (Barak Avitbul))*

47 King David Av. Tel Aviv

barak@divinetworks.com

DiviNetworks Ltd. in trust for (BPM Holdings Ltd. (Pinny Smotny)

7A Zelig Bass St. Petach Tikva

49550 Israel

pini@smtm-online.com

DiviNetworks Ltd. in trust for (BPM Holdings Ltd. (Aharon Kinderman)

35 Wizman St. Petach Tikva

49556 Israel

aharon@kinderman.co.il

DiviNetworks Ltd. in trust for (BPM Holdings Ltd. (Moshe Kremer)

Yatkovsky 22 St. Petach Tiqva

4965222 Israel

moishikr@gmail.com

Baroma AG Ltd.

Bitzoghoferstr. 9, 6060 Sarnen

Schweiz

bhholdingsag@gmail.com

(with a copy, which shall not constitute notice, to): Shibolet & Co. Museum Tower, 4 Berkowitz St., Tel Aviv 6423806 Israel Attn: Gadi Graus G.Graus@shibolet.com
If to the Purchaser, to: Safe-T Group Ltd. 8 Abba Eban Blvd. Herzliya, Israel Attention: Shai Avnit, CFO Email: shai.avnit@safe-t.com	(with a copy, which shall not constitute notice, to): Lipa Meir & Co. 2 Weizman St., Tel Aviv, Israel Attention: Gregory Irgo, Adv. Email: Gregory@lipameir.co.il

All notices, requests and other communications shall be deemed given on the date of actual receipt or delivery as evidenced by written receipt, acknowledgment or other evidence of actual receipt or delivery to the address or a receipt generated by email showing that such communication was sent to the appropriate email address on a specified date, if sent by email; provided that if the date of receipt is not a Business Day (and, in the case of delivery by email if not received prior to 5:00 pm local time of the Business Day of the recipient), then on the first Business Day of the recipient after the date of such receipt. In case of service by email, a copy of such notice shall be personally delivered or sent by registered or certified mail, in the manner set forth above, intended for receipt within three Business Days thereafter (provided that the failure to do so shall not prevent such notice from being effective upon receipt as noted above). Either party hereto may from time to time by notice in writing served as set forth above designate a different address or a different or additional person to which all such notices or communications thereafter are to be given.

15.3.	Entire Agreement. This Agreement (including the schedules and exhibits hereto) and the agreements, documents and instruments to be executed and delivered pursuant hereto embody the final and complete agreement among the parties with respect to the sale of the Shares and the Contemplated Transactions; supersede all prior indications of interest and letters of intent (including the letter of intent dated January 15, 2019 between the Purchaser, the Company and the Shareholders), agreements or understandings (whether written or oral) with respect thereto; and may not be contradicted by evidence of any such prior agreement or understanding. The terms of this Agreement are in addition to and do not derogate from the terms of the Pledge Agreement.

15.4.	Governing Law; Jurisdiction. This Agreement is to be governed by and construed in accordance with the laws of the State of Israel. Any dispute arising under or in relation to this Agreement shall be resolved exclusively in the competent court in the District of Tel Aviv and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such court.

15.5.	Binding Effect. This Agreement and the rights, covenants, conditions and obligations of the respective Parties hereto and any instrument or agreement executed pursuant hereto shall be binding upon the Parties and their respective successors, assigns and legal representatives. Neither this Agreement, nor any rights or obligations of any Party hereunder, may be assigned by a Party without the prior written consent of the other Parties; provided, however, that a Party hereunder shall have the right to assign its rights under this Agreement, in whole or in part, to an Affiliate or to designate any of its affiliates (to the extent permitted by Law) to receive directly the Shares/Consideration Shares (as applicable) to be purchased/issued (as applicable) hereunder or to exercise any of its rights, provided however that such assignment by either the Company, a Shareholder or DIVI (in its capacity as seller of the Purchased Assets) shall be contingent upon its and its respective assignee agreement to comply with the provisions of Schedule 15.5 hereto.

15.6.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and delivery of an executed counterpart by fax, pdf or other electronic means shall be equally effective as delivery of an original, manually executed counterpart of this Agreement.

15.7.	Section Headings; References; Defined Terms. The section headings of this Agreement are for convenience of reference only and shall not be deemed to alter or affect any provision hereof. All references in this Agreement to Articles, Sections, Exhibits or Schedules refer to Articles or Sections of, or Exhibits or Schedules to, this Agreement unless otherwise specified. All terms not defined in this Agreement will have the meanings assigned to them in Exhibit A hereto.

15.8.	Gender; Tense; Etc. Where the context or construction requires, all words applied in the plural shall be deemed to have been used in the singular, and vice versa; the masculine shall include the feminine and neuter, and vice versa. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms. This Agreements is drafted in English with the consent of each of the parties hereto and the interpretation of this Agreement shall be based such language, without translation.

15.9.	Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

15.10.	No Third Party Rights.

15.10.1.	Except as otherwise expressly set forth in this Agreement including with respect to Schedule A, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties to it and their respective successors in interest and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party to this Agreement, nor shall any provision give any third Persons any right of subrogation or action over against any party to this Agreement.

15.10.2.	No provision in this Agreement shall create any third-party beneficiary or other rights in any Employee (including any beneficiary or dependent thereof) of the Company in respect of continued employment (or resumed employment) with the Company.

15.11.	Transaction Expenses. The Purchaser shall bear its own direct and indirect expenses, and the Company, DIVI (in its capacity as a seller of the Purchased Assets) and the Shareholders shall bear its and their direct and indirect expenses, incurred in connection with the negotiation and preparation of this Agreement and the consummation and performance of the Contemplated Transactions (including any fees and expenses of legal counsel, accountants, brokers, finders, financial advisors and investment bankers) (the “Transaction Expenses”).

15.12.	No Waivers. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other of further exercise thereof or the exercise of any other right, power or privilege. Unless otherwise set forth herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

15.13.	Further Assurances. From time to time after the Closing, at the request of the Purchaser and without further consideration, Shareholders will execute and deliver to the Purchaser such other documents, and take such other action, as the Purchaser may reasonably request in order to consummate more effectively the Contemplated Transactions and to vest in the Purchaser good, valid and marketable title to the Shares.

[Signature pages follow]

SIGNATURE PAGE TO SHARE AND ASSET PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties hereto have duly executed this Share and Asset Purchase Agreement as of the day and year first above written.

NETNUT LTD.

By:
Name:
Title:

SAFE-T group LTD.

By:

Name:

Title:

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SIGNATURE PAGE TO SHARE AND ASSET PURCHASE AGREEMENT (Cont.)

SHAREHOLDERS:

DIVINETWORKS LTD.
By:
Name:

BAROMA AG LTD.
By:
Name:

KINDERMAN AHARON
By:
Name:

Barak Avitbul (in trust by divinetworks ltd)
By:
Name

pinny smotny (in trust by divinetworks ltd)
By:
Name

aharon kinderman (in trust by divinetworks ltd)
By:
Name

moshe kremer (in trust by divinetworks ltd)
By:
Name

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SIGNATURE PAGE TO SHARE AND ASSET PURCHASE AGREEMENT (Cont.)

SHAREHOLDERS’ REPRESENTATIVE:

Barak Avitbul

Exhibits and Schedules

Exhibit A	Definitions
Exhibit B	Form of Release
Exhibit C	Form of Non-Competition Agreement
Exhibit D	Form of Closing Balance Sheet
Schedule A	Shareholders and amounts payable
Schedule B	Required Consents and Actions
Schedule C Schedule D	Purchased Assets Shareholders’ Representative Powers
Schedule E Schedule F	Indemnification Procedures for Third Party Claims Designated Matters